United States Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                               R-TEC HOLDING, INC.
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                 (Name of small business issuer in its charter)

            IDAHO                                          82-0515707
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   (State or other jurisdiction of                     (I.R.S. Employer
   incorporation or organization)                      Identification No.)

   1471 E. Commercial Ave., Meridian, Idaho                   83642
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   (Address of principal executive offices)                 (Zip Code)

Issuer's telephone number: (208)-887-0953               Fax: (208) 888-1757
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Securities registered under Section 12(b) of the Exchange Act:
   Title of each class                 Name of each exchange on which registered

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Securities registered under 12(g) of the Exchange Act:

                                  COMMON STOCK
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


                      INFORMATION REQUIRED IN REGISTRATION
                                    STATEMENT

                                     Part I

Item 1. Description of Business

R-Tec Holding, Inc. (the "Company")

On August 18, 1999, the Board of Directors of Biogan International, Inc. organized R-Tec Holding, Inc., an Idaho corporation, (the "Company") as a wholly owned subsidiary, and transferred Biogan's 50% stock ownership of IntorCorp, Inc. in exchange for 4,266,797 shares of Common Stock of Company.

On September 27, 1999, Biogan distributed as a stock dividend its 4,266,797 shares of the Company stock (all of its shares), proportionately to Biogan's shareholders of record one share of Company for each 20 shares of Biogan stock outstanding. As a result of the special stock dividend the Company became independent of Biogan, the shareholders retained the same proportionate interest in the IntorCorp Motor, and enabled IntorCorp to develop the IntorCorp Motor independently of Biogan.

On November 3, 1999, the Company issued 4,266,797 shares of Common Stock (50% ownership) in a private placement transaction, to the two shareholder-owners of R-Tec Corporation, an engineering company located in Meridian, Idaho, in exchange for 80% of the outstanding stock of R-Tec Corporation. In addition, the Company contributed its stock of IntorCorp, Inc. to R-Tec Corporation. Other material terms of the acquisition transaction are that R-Tec Corporation agreed to redeem the remaining 20% of R-Tec Corporation stock from the two shareholder-owners for the price of $100,000. The net effect of the transaction was that

     a. Shareholders descended from Biogan own 50% of the Company and the two shareholder-owners of R-Tec Corporation own 50%.
     b. The Board of directors of the Company has five members, and for a period of 5 years, the two shareholder-owners from R-Tec Corporation will have the right (by virtue of a shareholder agreement with certain shareholders of the Company) to elect 3 members of the board.
     c. The Company owns 100% of R-Tec Corporation with the redemption of the 20% outstanding stock by R-Tec Corporation from the shareholder-owners.
     d. R-Tec Corporation owns 50% of the stock of IntorCorp, Inc. (owner of the intellectual technology for the IntorCorp Motor), which will enable the development of the Motor under the direction and management of R-Tec Corporation.

The Company is the holding company of and will be consolidated with R-Tec Corporation for tax and reporting purposes. The Company at the present time has no other business interests.


R-Tec Corporation, a subsidiary of the Company.

R-Tec Corporation was initially organized in 1995 as a small individually operated company in a modified garage for the purpose of developing and fabricating High-Tech custom manufacturing equipment, primarily for a single customer. Most of the contracts during the first 18 months were for the duplication of manufacturing tools going overseas for Hewlett Packard including mech-op stations, servo writers, and transfer writers for the disk drive industry. Presently R-Tec Corporation continues to, under contract from the respective customers, develop, fabricate and manufacture High-Tech custom manufacturing equipment, as well as to custom manufacture other types of manufacturing equipment and/or parts for installation in customer products as an OEM provider. R-Tec Corporation expertise includes engineering, development of controls, machine design and tooling, and services include consulting, prototype development, tooling and manufacturing. Production includes mechanical fixtures, sub-assemblies, electronic testing devices, automatic robot work cells, and other similar products all of which incorporate one or more complete disciplines of mechanical, electrical, software, machine vision, and controls.

R-Tec Corporation developed technology currently includes CAD-based, Electro-mechanical Devices, Tool Design, PC Board Layout, International EC-Marked products, Machine Vision, Specialty Tooling, Engineering Design, Motion Control, robotics, Software Development, and PLC Programming.

Significant clients include Iomega Corporation, Hewlett Packard, Pro-Precision Machining, Steelhead Metals, SCP Global Technologies, System Integration (Division of Micron), Intel, TECHNIT Interconnection Products, 3Com Corporation, Preco, Inc., Motorola, Micron Communications, Inc., Ford Microelectronics, Inc. and Anadigics.

R-Tec Corporation is presently expanding into the European and Asian markets, and has expended operating funds in R and D for development of certain products for the open market, both by special order and some by shelf inventory with immediate availability.

A significant portion of Company research and development costs are borne by customers through contract provisions.

R-Tec Corporation presently employs 10 full time employees and 5 part time employees.

Certain functions of some projects are, when needed, contracted to R-Tec Machine Tools, Inc., an Idaho corporation, in which Doug Hastings and Gary Clayton own a combined 50% interest. R-Tec Machine Tools, Inc conducts business as a machine shop at the same location as R-Tec Corporation (See "Certain Relationships and Related Transactions "). However, some machine work is also contracted with other machine shops depending on time of delivery constraints.

The Company had revenues from services provided to four customers that exceeded 10 percent of total revenues in each of the calendar years of 1998 and 1999, however, only one of those customers exceeded 10 percent in both years. Reference is made to the consolidated financial statements "Significant Customers and Suppliers" on page 8 thereof.

Item 2. Management's Discussion and Analysis or Plan of Operation

This Form 10SB contains certain forward-looking statements which are based on management's current expectations including, but not limited to, general economic conditions; changes in interest rates; deposit flows; competition; changes in accounting principles, policies or guidelines; changes in legislation or regulations; and other economic, competitive, governmental, regulatory and technological factors affecting the Company's operations, pricing, products and services.

The consolidated financial statement of the Company revenues of $1,026,847 in 1998 resulting in a net income of $40,345, and revenues of $1,296,850 in 1999 with a net loss of $317,094. The net loss in 1999 was largely the result of a change to operations for acquired in-process research and development costs of $190,000 related to the IntorCorp acquisition. In addition the Company recorded signing bonuses of $50,000 for the executive officers. The foregoing together with new facility overhead, additional employees, and a significant effort put on new product development, which will generate future revenues, the year end 1999 reflects a significant loss notwithstanding the increased revenues.

With the adjustments made in 1999, Management is projecting an increase in revenues estimated at $2,000,000 for calendar year 2000 and a projected net income in excess of $200,000. The first quarter revenues and contracts in process appear to confirm Management's projections.

To realize its goals for 2000, Management has organized the business into three areas of focus:

     1. The first area is custom automation, with a target of several industries. R-Tec Corporation has excelled in this area of custom solutions for its customers. Using 3Com as an example, R-Tec Corporation designed and built approximately 20 automated functional testers that tests the Palm V hand held organizer. These automated testers test all of the functions without operator interaction. Other custom automation include, pick-n-place stations, full robotic work cells, Electrical/Maniacal test stations, table top testers, and full automatic assembly lines. This business is based on contracts and has somewhat of a cyclic model.

     2. The second area of focus includes products R-Tec Corporation makes for OEM and Resale. These products are sold to and are used by more than one customer. Some examples of this type of product are the RS232 converter boxes that are used to translate communication levels. Hewlett Packard and Jabil Circuit, Inc. as well as companies overseas use them. Management is in the process of creating a

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


          web site to help in the marketing of these products which, in Management's opinion, will create more opportunities for product development.

     3. The third area of focus is high-tech interconnect devices. R-Tec Corporation presently has one of the very few sources for two technologies, each of which gives an edge in the industry for high frequency component testing. Management anticipates significant growth and a steady stream of revenues as this area of the business is developed.

The liquidity of the Company has been presently satisfied with the issuance of the Series "A" Convertible Preferred stock for $500,000, and the LOC presently in the amount of $100,000 that as of the date of this From 10SB is available to the Company. The note payable for the redemption of the 20% common stock is payable when funds are available from earnings.

Item 3. Description of Property

Description of Property of R-Tec Corporation (Subsidiary)

R-Tec Corporation is a tenant in a single purpose industrial building located at 1471 E. Commercial Avenue, in Meridian, Idaho. The building is owned by H2C2 & Associates, LLC, an Idaho limited liability company (owned by Mr. and Mrs. Hastings and Mr. and Mrs. Clayton, shareholders of R-Tec Corporation) and leased 75% to R-Tec Corporation under a 5 year lease expiring November 30, 2004. The other 25% of the building is leased to R-Tec Machine Tools, Inc., a machine shop (owned 25% by Hastings and 25% by Claytons) see "Certain Relationships and Related Transactions" at page 7. The building was constructed in 1998 according to the applicable commercial building code requirements, on approximately 1.36 acres of land, and includes a parking area of 20 spaces.

R-Tec Corporation office space consists of approximately 1200 square feet, and includes a reception area, conference room, and 6 individual offices. The assembly area consists of approximately 1800 square feet and approximately 1500 square feet of warehouse area. The Company pays rent at the rate of $2,950 per month, subject to Cost of Living Index increases on an annual basis.

R-Tec Corporation owns the furniture and fixtures, office equipment, phone system and all shop equipment free of any liens or obligations, except that it serves as collateral for the LOC when funds are drawn.

Company does not have any separate corporate offices, but uses, when required, the offices of R- Tec Corporation for its purposes, without the payment of any rent or other obligation, until such time as independent offices may be required.

IntorCorp, Inc. is an Idaho corporation owned 50% by R-Tec Corporation and 50% by C.T.

Corporation an electrical engineering company. Intorcorp owns the intellectual technology for the IntorCorp Smart Power Motor and Mr. Douglas G. Hastings is President. Negotiations are presently in process for a consulting agreement between IntorCorp and C.T. Corporation. Management is currently developing the business plan, interviewing candidates for project managing of the development and marketing of the IntorCorp Motor, as well as considering the methods for financing the project.


Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information regarding the shares of Common Stock of Company and Preferred Stock that is convertible into common stock, that is presently held beneficially by (i) each director of the Company, (ii) all officers and directors as a group, and (iii) each person known by the Company to beneficially own 5% or more of the outstanding shares of the Company's common stock.


      Name and Address                  Amount & Nature
      of Beneficial Owner               of Benef. Owner                 Percent
      -------------------               Common -- Preferred         Common  Preferred
                                        -------------------         -----------------
      Gary A. Clayton (1)(3)(4)(5)       2,133,399     -0-            25%        -0-
      1471 E. Commercial Ave
      Meridian, Idaho 83642

      Douglas G. Hastings (1)(3)(4)(5)   2,133,398     -0-            25%        -0-
      1471 E. Commercial Ave
      Meridian, Idaho 83642


      Rulon L. Tolman (1)(3)(4)            490,417     531,643      5.75%        24.92%
      7213 Potomac Drive
      Boise, Idaho 83704

      Robert C. Montgomery (1)(3)          116,900     108,377      1.37%         5.08%
      6940 Ashland Drive
      Boise, Idaho 83709

      George W. Wadsworth (1)(3)           138,334      67,735      1.62%         3.18%
      214 S. Cole Road
      Boise, Idaho 83709

      John R. Hansen, Jr. (1)(3)           125,000     135,471      1.46%         6.35%
      12035 Ginger Creek Dr.
      Boise, Idaho 83713


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



     L. William Glazier (3)                525,000        568,978       6.15%      26.67%
     805 W. Cross Street
     Woodland Hills, CA 95695

     Ronald J. Tolman (2)                  561,164 (2)    599,272       6.58%      28.09%
     2326 Bruins Avenue
     Boise, Idaho 83704

All Officers and Directors
as a Group (6 persons)                   5,137,448      2,011,476
Total Shares Issued and Outstanding      8,533,594      2,133,399 (6)  60.20%      94.29%

     (1) These individuals are the directors and officers of the Company who are shareholders.
     (2) Mr. Ronald J. Tolman owns 377,920 shares of Common Stock and 409,613 shares of Preferred Stock in his own name, and 183,244 shares of Common Stock and 189,659 shares of Preferred Stock are owned of record in the name of his wife, Jacque L. Tolman.
     (3) These shareholders, along with Keith Cline (56,500 shares of Common Stock (00.662%) and 54,188 shares of Preferred Stock, with a combined share ownership and voting percentage of 73.595% have entered into a voting agreement under which Mssrs. Clayton and Hastings will have the right to nominate 3 of the 5 directors, and the other participants will have the right to nominate 2 of the 5 directors, and the combined ownership would then be voted as a block for the nominated directors.
     (4) These individuals are the present directors of R-Tec Corporation, Inc. with Hastings as president and Clayton as vice-president and secretary.
     (5) These individuals are two of the four directors of IntorCorp, Inc. with Hastings as president.
     (6) If converted to Common Stock at the present conversion ratio, the Preferred Stock would represent 20% of the after-conversion issued and outstanding common stock.


Preferred Stock

The Company has amended its Articles of Incorporation to create 2,133,399 shares of Series "A" Convertible Preferred stock, par value $0.23437 per share, all of which have been subscribed by nine individuals seven of whom are accounted in the above "Security Ownership of Certain Beneficial Owners and Management". The Description of the rights of the Preferred Stock is set forth in Item 8, Description of Securities.


Item 5. Directors, Executive Officers, Promoters and Control Persons of Company, Inc.

              Name           Age      Position                    Date Appointed
              -----          ---      --------                    --------------
     Douglas G. Hastings      41      Director, President            Nov.3, 99
     Gary A. Clayton          41      Director, V-P Engineering      Nov.3, 99
     Rulon L. Tolman          49      Director, VP Finance           Original
     John R. Hansen, Jr.      69      Director                       Original
     David R. Stewart         46      Director                       Nov.3, 99
     Robert C. Montgomery     47      Secretary                      Nov. 3, 99
     George W. Wadsworth      54      Treasurer                      Nov. 3, 99

The directors of the Company are elected to serve until the next annual shareholder's meeting or until their respective successors are elected and qualified. Officers hold office until the meeting of the Board of Directors after the next annual shareholders's meeting or until removal by the Board of Directors. There are no arrangements or understandings among the Officers and Directors pursuant to which any of them were elected as Officers and Directors.

Family Relationships: Douglas G. Hastings is married to Rena Clayton Hastings, a sister of Gary A. Clayton. Rulon L. Tolman and Ronald J. Tolman are cousins.


Business Experience of Officers and Directors:

     Douglas G. Hastings, 1471 E. Commercial Ave, Meridian, Idaho 83642. Mr. Hastings received a Micro M.B.A. in May of 1999. Mr. Hastings received special training in Robotics, Machine Vision and software controls. Prior to starting R-Tec Corporation in 1995, Mr. Hastings was employed by Hewlett Packard from 1981 to 1995 specializing in electrical and mechanical tool design and controls.

     Gary C. Clayton, 1471 E. Commercial Ave, Meridian, Idaho 83642. Mr. Clayton received a BS degree in Mechanical Engineering from BYU in 1983. He received training in Robotics and Industrial Controls in 1987 (with honors), and a Masters Degree in Mechanical Engineering in 1993 from the University of Utah. Prior to 1995 (when joined R-Tec Corporation), Mr. Clayton was the Engineering Manager for Lynn Industries of Boise, Idaho for a year, and prior thereto was Project Engineer at Thiokol Corporation in Brigham City, Utah, for design, implementation and project management of HVAC system, process equipment, CNC type machine tools, and plant automation.

     Rulon L. Tolman, was appointed Director August , and is currently a Vice President of the Company. Mr. Tolman has been with Mutual of New York since 1978 and has been Account Executive, Field Underwriter and Sales Manager. Previously Mr. Tolman was a Production Supervisor with Boise Cascade Container Division managing 80 employees.

     John R. Hansen, Jr., 12035 Ginger Creek Dr., Boise, Id. 83713. Mr. Hansen received his J.D. degree from UCLA in 1956, and has practiced law from 1957 to 1968 in California and from 1968 to the present in Idaho, primarily in securities and business practice. Mr. Hansen is presently outside counsel to the Company.

     David R. Stewart, 9486 Fairview Ave, Boise, Idaho. Mr. Stewart is a Certified Public Accountant with Stewart, Harding & Co with 20 years experience, and as President of the company for the past 6 years. He obtained his BS degree in Accounting in 1979 from the University of Utah.

     Robert C. Montgomery, is presently Secretary of the Company. He received his JD Degree from the University of Idaho in 1974, and is a member of the bar in Idaho, Oregon and Washington. He was a former adjunct professor of Business Law and Ethics at Boise State University, and has practiced law in Idaho since 1974.

     George W. Wadsworth has been a partner in the accounting firm of Wadsworth and Smith, Chartered, for the past 23 years. He is the treasurer and consulting accountant for the Company.


Item 6. Executive Compensation.

R-Tec Corporation paid executive compensation for the years ended December 31, 1998 and 1999 to the following, plus an employment agreement signing bonus of $25,000 to each in the calendar year 1999:

     Douglas G. Hastings, President.           $53,175 and 78,912 respectively.
     Gary C. Clayton, Vice President.          $56,100 and 78,912 respectively.

On December 1, 1999, R-Tec entered into five year employment agreements with Douglas G. Hastings to be the CEO and President of R-Tec, and with Gary C. Clayton to be Vice President of Engineering, each with an annual salary of $81,120 with a bonus of $25,000 to be paid during the first year, provided certain goals are attained. In addition, each of the employees will receive the standard benefits package for employees, including medical, sick leave and vacation time. The above employees each have a company automobile.

There is no agreement for the payment of any salary or compensation at this time for the directors of R-Tec Corporation, or for the executive officers or directors of the Company. However, the Company anticipates that any out of pocket expenses of directors will be paid, and that directors who are not employed by either the Company or R-Tec Corporation will receive compensation for attendance and other duties performed as directors.


Item 7. Certain Relationships and Related Transactions.

R-Tec Corporation currently leases 75% of the building it presently occupies at 1471 E. Commercial Ave, Meridian, Idaho 83642 from H2C2 & Associates, LLC, an Idaho limited liability company owned by Mr. and Mrs. Hastings and Mr. and Mrs. Clayton under a five year lease ending November 30, 2004, with an option to extend the lease for an additional five years. The rental rate is $2,950 per month subject to annual Cost of Living Index increases.

In addition, the other 25% of the building is presently leased by R-Tec Machine Tools, an Idaho "S" corporation, which is owned 25% by each of Mr. Hastings and 25% by Mr. Clayton. R-Tec frequently contracts machine work to R-Tec Machine Tools at competitive prices, as well as contract work to other machine shops, the selection of which is based on competitive pricing as well as speed of work completion.. R-Tec Machine Tools, also contracts work with other manufacturers.

The Company has machine tooling performed by R-Tec Machine Tool, Inc. which is owned 25% each by Douglas Hastings and Gary Clayton. Purchases from Machine Tool for 1999 and 1998 were $188,643 and $77,680, respectively. During 1998, R-Tec Corporation purchased equipment which was financed for 100% of the purchase price. The equipment was leased to Machine Tool and the lease payments received in 1999 and 1998 were $20,580 and $33,535, respectively. In 1999, Machine Tool acquired the equipment from the Company by assuming the underlying debt of $138,675 at the time of transfer.


Item 8. Description of Securities.

The Company presently has two classes of capital stock authorized consisting of 30,000,000 shares of voting Common stock, without par value, and 5,000,000 shares of Preferred Stock, of which 2,133,399 shares have been designated Series "A" Convertible Preferred shares, as hereinafter described, and with authority vested in the board of directors to prescribe the classes, series, and the number of each class or series of the remaining Preferred Stock, and the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of Preferred Stock as authorized in ss.30-1-602, Idaho Code.

As of the date of this registration there are issued and outstanding 8,533,594 shares of Common Stock, and, either issued or subscribed, 2,133,399 shares of Series "A" Convertible Preferred stock.

     A.   Common stock:

The holders of the Company's Common Stock are entitled to one vote per share on each matter submitted to vote at any meeting of shareholders. The shares of Common Stock do not have cumulative voting rights in the election of Directors.

Shareholders of the Company have no pre-emptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption rights and has no subscription or conversions rights. In the event of liquidation of the Company, the share of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities and after distributions to the preferred stock. All shares of the Common Stock now outstanding are fully paid for and non-assessable.


Dividends:

Holders of Common Stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. The Company has never paid a dividend, and the present focus of Management is for growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.


Holders of Common Stock:

The number of holders of record of the Company's Common Stock is approximately 776 as reported by the Company's transfer agent. The Common Stock of all holders, except for two (Hastings and Clayton), is currently held in escrow by the transfer agent until either the registration of the Common Stock is effective, or until June 30, 2000, whichever is earlier.

     B.   Series "A" Convertible Preferred stock:

Voting: Series "A" Convertible Preferred shareholders vote at shareholder meetings as if they had converted their stock, provided, if the Company defaulted in its obligation to redeem the stock for two redemption dates, then the Series "A" Convertible Preferred shareholders, as a class, have the right to elect the majority of the directors of the Company.

Dividends:     The Series "A" Convertible Preferred Stock is entitled to an annual dividend of $0.0222 per share (9%), cumulative if not paid, but does not bear interest. No dividends can be paid on Common Stock unless all dividends are paid on Preferred Stock. If the Corporation pays more than the equivalent rate on the Common
               Stock in any year, then Series "A" Convertible Preferred shareholders participate with the Common Stock proportionately for any additional dividends.

Liquidation:   Series "A" Convertible Preferred Stock get first preference to receive their par value back on liquidation. Then assets are distributed to Common Stock until they get an equivalent amount per share. If any assets are left, the Preferred and Common shares participate proportionately.

Conversion:    Series "A" Convertible Preferred shares convert at their par value, share for share, for Common Stock, provided, that the conversion price is subject to adjustment on a full ratchet basis for any dilutionary distributions or recapitalization. Preferred shares may be converted up to 5 days before any "redemption date", before any public offering, and any time after three years. They will automatically convert to Common Stock (i) on a vote of 2/3 of the Preferred Stock; (ii) on the closing of a firm commitment of public offering netting to the Corporation $1M or more at a price of $5.00 or more per share.

Redemption:    At the option of the Series "A" Convertible Preferred Stock holder, starting in January of 2006, the Preferred Stock is to be redeemed 1/3 each year for three years.

There are currently nine shareholders who have either subscribed or have paid for the Preferred Stock. Reference is made to the attached exhibit "Preferred Stock Amendment to the Articles of Incorporation for a more detailed description of the Preferred Stock.


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

There presently is no market for either the Common Stock or Preferred Stock.


Item 2. Legal Proceedings.

There are no legal proceedings presently existing or threatened against either the Company or any subsidiary.


Item 3. Changes in and Disagreements with Accountants.

The principal accountant for the Company is Wadsworth & Smith, Certified Public Accountants. The auditor for the Company is Balukoff Lindstrom & Co., PA. There have been no changes nor disagreements with accountants.


Item 4. Recent Sales of Unregistered Securities.

On November 3, 1999, the Company closed an Agreement and Plan of Reorganization pursuant to which Company issued 4,266,798 shares of "restricted" Common Stock to two individuals in a Private Placement in exchange for 80% of the stock of R-Tec Corporation as described in Item 1 hereof at page 2. The issuer is of the opinion that said stock was issued in compliance with Section 4(2) exemption from registration under the Securities Act of 1933.

The Series "A" Convertible Preferred shares herein described under the heading of "Preferred Stock" was issued for cash at the par value to nine individuals (shareholders of Common Stock) in a what the issuer believes was a Private Placement under the provisions of Section 4(2) of the Securities Act.


Item 5. Indemnification of Directors and Officers.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By Laws limiting such liability. The Articles of Incorporation and By Laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising out of their activities as officers and directors of the Company if they were not engage in intentional misconduct, fraud or a knowing violation of the law.

Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to directors and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the law and is, therefore, unenforceable. In the event a demand for indemnification is made, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the law and will be governed by the final adjudication of such issue.


                                    PART F/S

Included herewith is the audited consolidated statement of R-Tec Holding, Inc. and Subsidiaries as of December 31, 1999 and 1998.


                                    PART III

Item 1. Index to Exhibits

The exhibits listed and described below in Item 2 are filed as part of this Registration Statement.


Item 2. Description of Exhibits

Exhibit 2. Charter, Charter Amendments and By Laws.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              R-TEC HOLDING, INC.
                                                  (Registrant)


                                              By /s/
                                                --------------------------------
                                                 Douglas G. Hastings, President

                                                 Date:    April 24, 2000

                        Consolidated Financial Statements


                               R-TEC HOLDING, INC.
                                 AND SUBSIDIARY


                           December 31, 1999 and 1998

TABLE OF CONTENTS

                                                                        Page No.
                                                                        --------


INDEPENDENT AUDITORS' REPORT ...........................................     1

FINANCIAL STATEMENTS

  Consolidated Balance Sheet ...........................................     2

  Consolidated Statements of Operations ................................     3

  Consolidated Statements of Cash Flows.................................     4

  Consolidated Statements of Changes in Shareholders' Equity (Deficit)..     5

  Notes to Consolidated Financial Statements ...........................     6

[LOGO]
BALUKOFF LINDSTROM & Co., P.A.
Certified Public Accountants

877 West Main Street, Suite 805
Boise, Idaho 83702
(208) 344-7150
FAX: (208) 344-7435
www.blco.com



                          INDEPENDENT AUDITORS' REPORT


To the Shareholders and Board of Directors
R-Tec Holding, Inc.
Boise, Idaho

We have audited the accompanying consolidated balance sheet of R-Tec Holding, Inc. and Subsidiary as of December 31, 1999, and the related consolidated statements of operations, changes in shareholders' equity (deficit), and cash flows for the years ended December 31, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of R-Tec Holding, Inc. and Subsidiary as of December 31, 1999, and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.


/s/ Balukoff, Lindstrom & Co., P.A.



February 3, 2000

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                                December 31, 1999

                                                                      1999
                                                                 --------------
Current assets
  Cash                                                           $        3,609
  Accounts receivable (net of $4,975 allowance
    for doubtful accounts)                                              105,480
  Costs and estimated earnings in excess
    of billings on uncompleted contracts                                 63,205
  Prepaid expenses                                                        3,330
  Notes receivable, current portion                                       6,091
                                                                 --------------
                                         Total current assets           181,715

Equipment, at cost, net of accumulated depreciation                      54,432
Notes receivable, less current portion                                   21,045
                                                                 --------------
                                                 Total assets    $      257,192
                                                                 ==============

Current Liabilities
  Accounts payable                                               $       87,839
  Accrued expenses                                                       54,900
  Line of credit                                                         64,000
  Income taxes payable                                                    4,204
  Deferred income taxes                                                   8,197
  Billings in excess of costs and estimated
    earnings on uncompleted contracts                                    25,978
                                                                 --------------
                                    Total current liabilities           245,118

Long-term debt                                                          100,000
                                                                 --------------
                                            Total liabilities           345,118

Shareholders' deficit
  Preferred stock, no par value per share,
    5,000,000 authorized, no shares
    issued and outstanding
  Common stock, no par value per share,
    30,000,000 authorized, 8,533,594 shares
    issued and outstanding                                              221,729
  Accumulated deficit                                                  (309,655)
                                                                 --------------
                                  Total shareholders' deficit           (87,926)
                                                                 --------------
                  Total liabilities and shareholders' deficit    $      257,192
                                                                 ==============


                             See accompanying notes

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     Years Ended December 31, 1999 and 1998

                                                    1999               1999
                                                ------------      -------------

Revenues                                        $  1,296,850      $   1,026,847

Operating costs                                    1,103,719            865,645
                                                ------------      -------------
                                  Goss profit        193,131            161,202

Selling, general and administrative expenses         310,920            113,199
Acquired in-process research and development         190,000                 --
                                                ------------      -------------

                      Operating income (loss)       (307,789)            48,003

Interest expense                                     (14,423)           (14,239)
Gain on disposition of assets                         16,495                 --
Other                                                  1,024              6,581
                                                ------------      -------------
                                                       3,096             (7,658)
                                                ------------      -------------

Income (loss) before income taxes                   (304,693)            40,345

Income taxes                                          12,401                 --
                                                ------------      -------------
                            Net income (loss)   $   (317,094)     $      40,345
                                                ============      =============

Net income (loss) per common share              $      (0.04)     $          --
Weighted average shares outstanding                8,533,594          8,533,594


                             See accompanying notes

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     Years Ended December 31, 1999 and 1998

                                                    1999               1999
                                                ------------      -------------

Cash flows from operating activities
  Net income (loss)                             $   (317,094)     $      40,345
  Adjustments to reconcile net income (loss)
    to net cash provided (used) by operating
    activities
    Depreciation                                      32,298             29,823
    Gain on asset dispositions                       (16,495)                --
    Acquired in-process research and development     190,000                 --
    Changes in assets and liabilities
      Accounts receivable                              5,447            (37,662)
      Costs and estimated earnigns in excess
        of billings on uncompleted contracts          93,884           (136,838)
      Prepaid expenses                                (1,670)            (1,660)
      Accounts payable                               (11,166)            97,989
      Accrued expense                                 23,198              8,582
      Income taxes payable                             4,204                 --
      Deferred income taxes                            8,197                 --
      Billings in excess of costs and estimated
        earnings on uncompleted contracts            (26,999)            29,812
                                                ------------      -------------
              Net cash provided (used) by
                operating activities                 (16,196)            30,391

Cash flows from investing activities
  Purchase of equipment                              (27,489)          (185,885)
  Purchase of investment                                  --               (100)
                                                ------------      -------------
              Net cash used by investing
                activities                           (27,489)          (185,985)
                                                ------------      -------------

Cash flows from financing activities
  Collectioins on loans                               70,970             13,000
  Loans made                                              --            (98,106)
  Dividends paid                                      (6,813)           (15,400)
  Borrowings on line of credit                        64,000                 --
  Proceeds from debt                                      --            247,868
  Payments on debt                                   (84,201)           (24,992)
                                                ------------      -------------
              Net cash provided by financing
                activities                            43,956            122,370
                                                ------------      -------------

              Net increase (decrease)
                in cash                                  271            (33,224)
Cash at beginning of year                              3,338             36,562
                                                ------------      -------------

              Cash at end of year               $      3,609      $       3,338
                                                ============      =============


Supplemental disclosures of cash flow
  information
  Interest paid                                 $     15,008      $      13,654
  Noncash investing and financing activities
    Dividend paid through investment
      distribution                              $     57,631      $          --
    Sale of equipment with debt assumption      $    138,675      $          --
    Stock redumption with debt issuance         $    100,000      $          --


                             See accompanying notes

                       R-TEC HOLDING, INC. AND SUBSIDIARY
      CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
                     Years Ended December 31, 1999 and 1998



                                                                                        Accumulated
                                                                                           Other
                                                                Common      Retained     Comprehen-
                                                                 Stock      Earnings    sive Income      Total
                                                                 -----      --------    -----------      -----

Balance at January 1, 1998                                    $  31,729    $ 146,938    $    --      $ 178,667

         Net income                                                --         40,345         --         40,345
         Unrealized losses on securities
             net of reclassification adjustment                    --           --         (4,542)      (4,542)
                                                                                                     ---------
         Comprehensive income                                                                           35,803
         Dividends                                                 --        (15,400)        --        (15,400)
                                                              ---------    ---------    ---------    ---------

Balance at December 31, 1998                                     31,729      171,883       (4,542)     199,070

         Net loss                                                  --       (317,094)        --       (317,094)
         Unrealized gain on securities
             net of reclassification adjustment                    --           --          4,542        4,542
                                                                                                     ---------
         Comprehensive income                                                                         (312,552)
         Dividends                                                 --        (64,444)        --        (64,444)
         Issuance of stock for IntorCorp acquisition            190,000         --           --        190,000
         Stock redemption                                          --       (100,000)        --       (100,000)
                                                              ---------    ---------    ---------    ---------

                    Balance at December 31, 1999              $ 221,729    $(309,655)   $    --      $ (87,926)
                                                              =========    =========    =========    =========


                             See accompanying notes

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Company Operations

R-Tec Holding, Inc., (the Company), is a system integrator, designer, and manufacturer of automation and manufacturing equipment, primarily to the high-tech industry.


Entity

R-Tec Holding, Inc. was formed as a wholly owned subsidiary of Biogan International, Inc. (Biogan) on August 18, 1999. Biogan is a development stage company which is publicly held and is traded in the over the counter market. Biogan transferred its 50 % ownership in IntorCorp, Inc. (IntorCorp) to R-Tec Holding, Inc. IntorCorp was formed in 1998 for the purpose of completing the research and design on motor technology. The technology was developed within Biogan and all rights to the technology were transferred to IntorCorp. There have been no operations or activities in IntorCorp since its formation. Biogan paid a stock dividend to shareholders on September 15, 1999, consisting of one share of R-Tec Holding, Inc. stock for 20 each shares of Biogan stock. The dividend resulted in the shareholders of Biogan receiving 4,266,797 shares of R-Tec Holding, Inc. common stock.

R-Tec Corporation (R-Tec) has been in existence since 1995. On September 27, 1999, R-Tec Holding, Inc. and R-Tec Corporation entered into a definitive agreement under which the shareholders of R-Tec transferred 80% of their common stock holdings of R-Tec Corporation in exchange for 4,266,797 shares of R-Tec Holding, Inc. R- Tec Holding also agreed to contribute its investment of IntorCorp to R-Tec Corporation. The transaction closed on November 3, 1999. On November 4, 1999, R-Tec Corporation redeemed the remaining 20% ownership from the shareholders. The redemption resulted in recording a $100,000 note payable to the former shareholders. The stock redemption resulted in R-Tec Corporation being a wholly owned subsidiary of R-Tec Holding, Inc.

The financial statements for the Company have been prepared in accordance with reverse purchase accounting. The newly formed holding company, R-Tec Holding, Inc. had no activity prior to the acquisition, and accordingly, is considered to be the acquired entity. R-Tec Corporation is considered the acquirer on the basis that it had previous operations.

Valuation of the technology, considered to be in-process research and development, received by R-Tec Corporation in its acquisition of R-Tec Holding, Inc. and its 50% investment in IntorCorp was determined by external appraisal. The appraisal value was based on a determination of the value of stock given up by the shareholders of R-Tec Corporation to complete the exchange. Management determined the shareholders gave up 40% of their holdings in the exchange which they estimated the value at $190,000. The technology rights received have not yet reached technical feasibility and

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998

had no alternative future use. The entire $190,000 acquisition price was allocated to in-process research and development and was expensed as a charge to operations.


Principles of Consolidation

The consolidated financial statements include the accounts of R-Tec Holding, Inc. and subsidiary, after elimination of significant intercompany items and transactions.


Revenue Recognition

The Company recognizes revenues on the percentage-of-completion method, measured by the percentage of cost incurred to date to estimated total cost for each contract. Management considers total cost to be the best available measure of progress on the contracts.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability may result in revisions to costs and income, which are recognized in the period in which the revisions are determined.

The assets and liabilities relating to the "costs and estimated earnings in excess of billings on uncompleted contracts" and the "billings in excess of costs and estimated earnings on uncompleted contracts" on these contracts are recorded as current assets and current liabilities on the balance sheet as they will be liquidated in the normal course of contract completion.


Credit Risk

The Company grants credit to customers primarily in the Western states. These customers are primarily in the high-tech industry. The accounting loss incurred if all parties failed entirely to perform on their obligation is equal to the balance outstanding for trade accounts receivable.


Cash Equivalents

The Company considers all highly liquid investments maturing in three months or less as cash equivalents.


Marketable Securities

Management determines the appropriate classifications of its investments in equity securities at the time of purchase and reevaluates such determination at each balance sheet date. The Company uses

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


the specific identification method for valuing investments. The Company's investments in equity securities are classified as available for sale at December 31, 1998. Securities classified as available for sale are carried at fair value, with the unrealized gains and losses, reported as a separate component of shareholders' equity. At December 31, 1999 and 1998 the Company had no investments that qualified as trading or held to maturity.


Equipment

Capital additions are classified as equipment and are recorded at cost. Depreciation is recorded by use of the straight-line method. The book value of each asset is reduced by equal amounts over its estimated useful life.

Maintenance and repairs are charged to operations as incurred. When an asset is disposed of, accumulated depreciation is deducted from the original cost, and any gain or loss arising from its disposal is credited or charged to operations.


Significant Customers and Suppliers

The Company recorded revenue from services provided to customers that exceeded 10 percent of total revenue as follows:

                                              1999                1998
                                        ---------------     ----------------

    Company A                           $        158,682    $           --
    Company B                                       --               177,830
    Company C                                       --                88,650
    Company D                                       --               153,472
    Company E                                    204,725                --
    Company F                                    167,524             160,741
    Company G                                    146,245                --
                                        ----------------    ----------------
                                        $        677,176    $        580,693
                                        ================    ================

The Company has no vendors that supplied 10% or more of Company purchases, however; the Company does contract with Browand, LaMeire & Associates to provide marketing services. Amounts paid to this entity in 1999 and 1998 were $174,240 and $67,995, respectively.


Income Taxes

Prior to January 1, 1999, the Company elected to be taxed as an "S" Corporation as defined by the Internal Revenue Code, wherein the shareholder reports net earnings of the Corporation on his personal tax return. Accordingly, no provision or liability for income taxes has been included in the

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


financial statements for periods prior to 1999. Previously taxed earnings were distributed to the shareholders during 1999.

Effective January 1, 1999, the shareholders elected to have the Company taxed as a "C" Corporation as defined by the Internal Revenue Code. Effective December 31, 1998 the Company elected to change its method of reporting taxable income from the cash basis to the accrual basis. The election requires amortizing the cash to accrual difference into income over a period not to exceed four years. The remaining unamortized balance at December 31, 1999 and 1998, was $41,968 and $62,952, respectively.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due or recoverable and deferred taxes related primarily to differences between the bases of assets and liabilities for financial and income tax reporting.


Value of Financial Instruments

The Company has a number of financial instruments. The Company estimates that the fair value of all financial instruments, at December 31, 1999, do not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.


Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Significant estimates used in preparing these financial statements include those assumed in determining the collectibility of receivables, computing profit percentages under the percentage-of-completion revenue recognition method, and determining the value assigned to the acquisition of IntorCorp technology. It is at least reasonably possible that the significant estimates used will change within the next year.


Earnings Per Share

Earnings per share is computed by dividing net income applicable to common shareholders by the weighted average number of shares outstanding.

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


NOTE B - MARKETABLE SECURITIES

Investments in marketable securities classified as available for sale are as follows:

                                                     Market        Unrealized
                                      Cost           Value           (Loss)
                                 -------------    -------------    ----------

December 31, 1998
  Common Stocks                  $      35,968    $      31,426    $  (4,542)

The Company had realized gains of $21,663 and $-- on the sale of securities classified as available for sale for the years ended December 31, 1999 and 1998, respectively. The Company had a reclassification adjustment of $4,542 during 1999.


NOTE C - UNCOMPLETED CONTRACTS

Costs, estimated earnings and billings on uncompleted contracts consist of:

                                                                    1999
                                                              ----------------

    Costs incurred on uncompleted contracts                   $        143,641
    Estimated earnings                                                  26,860
                                                              ----------------
                                                                       170,501
    Billings to date                                                   133,274
                                                              ----------------

                                                              $         37,227
                                                              ================


                                                                    1999
                                                              ----------------
    Balance sheet captions are:
      Costs and estimated earnings in excess of
         billings on uncompleted contracts                    $         63,205

      Billings in excess of costs and estimated
         earnings on uncompleted contracts                             (25,978)
                                                              ----------------

                                                              $         37,227
                                                              ================

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


NOTE D - EQUIPMENT

Equipment consists of:

                                                                     1999
                                                                  ----------

     Equipment                                                    $   42,242
     Vehicles                                                         31,172
     Software                                                         18,143
     Office equipment and furnishings                                 13,691
                                                                  ----------
                                                                     105,248
     Accumulated depreciation and amortization                       (50,816)
                                                                  ----------

                                                                  $   54,432
                                                                  ==========


NOTE E - REVOLVING LINE OF CREDIT

The Company has available for borrowing a line of credit of $100,000 of which $64,000 was outstanding at December 31, 1999. The line bears interest at a variable interest rate of 2% over the published Wall Street Journal prime rate, and is secured by accounts receivable and equipment.


NOTE F - LONG-TERM DEBT

R-Tec redeemed stock from the shareholders on November 4, 1999 by issuing a note for $100,000. The redemption represented the 20% minority interest as of that date. The note is payable only from available earnings of R-Tec and is not scheduled to commence until January 1, 2001. Interest accrues at the prime lending rate.


NOTE G - LEASES

The Company leases its office and manufacturing space from a related party, H2C2. H2C2 is owned by Doug and Rena Hastings and Gary and Patricia Clayton. The lease term expires in December 2004, but may be extended, subject to cost of living increases, for a five year term at the option of the Company. Doug Hastings and Gary Clayton are Executive Officers of the Company.

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


Future minimum payments under the operating lease agreement at December 31, 1999 are:

         2000                                                $    35,400
         2001                                                     35,400
         2002                                                     35,400
         2003                                                     35,400
         2004                                                     32,450
                                                             -----------

                                                             $   174,050
                                                             ===========

Rent expense for 1999 and 1998 was $38,219 and $14,250, respectively.


NOTE H - PENSION PLANS

The Company has a Simplified Employees Pension Plan covering all employees who are at least 21 years of age and worked at the Company for a minimum of 2 years. The Plan allows the Company to make contributions up to 15% of compensation subject to Federal maximum contribution limits. During the years ended December 31, 1999 and 1998, the Company recorded $3,644 and $--, respectively, in contributions.


NOTE I - INCOME TAXES

Income taxes are provided for temporary differences between financial and tax basis income. The components of net deferred taxes are as follows at December 31 using a combined deferred tax rate of 23%:

                                                                  1999
                                                               ----------
Deferred tax liability from:
  Fixed assets                                                 $  (5,806)
  Change in method of accounting                                  (9,653)
  Net overbillings on uncompleted contracts                       (5,112)
                                                               ---------
Deferred tax liability                                            20,571)

Deferred tax asset from:
  Accrued expenses                                                12,374
                                                               ---------

Net deferred liability                                         $  (8,197)
                                                               ==========

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


The components of income tax expense at December 31, are:

                                                         1999          1998
                                                      ----------     --------
Current
  Federal                                             $    2,661     $     --
  State                                                    1,543           --
                                                      ----------     --------
                                                           4,204           --
Deferred
  Federal                                                  5,346           --
  State                                                    2,851           --
                                                      ----------     --------
                                                           8,197           --
                                                      ----------     --------
                                                      $   12,401     $     --
                                                      ==========     ========

The following reconciles the federal tax provisions with the expected provisions by applying statutory rates (34%) to income before income taxes as of December 31, 1999:

                                                                        1999
                                                                     ----------

   Federal tax benefit                                               $ (103,596)
   In-process research and development                                   64,600
   Effect of graduated tax rates                                        (10,320)
   Effect of revocation of S-election                                    57,323
                                                                     ----------

   Federal income tax                                                $    8,007
                                                                     ==========


As discussed in Note A, the Company changed its tax status from an S-Corporation to a C-Corporation effective January 1, 1999. Accordingly, the net deferred tax liability at the date the termination election was filed of approximately $39,000, based on a combined tax rate of 23%, has been included in the current year deferred tax provision.


NOTE J - RELATED PARTY TRANSACTIONS

The Company conducts business with other entities affiliated through common ownership or control.

As described in Note G, the Company leases office and manufacturing space from H2C2. Amounts paid during 1999 and 1998 for rent was $38,219, and $9,750. The Company also pays H2C2 for utilities, which amounted to $2,450 and $443 for 1999 and 1998, respectively. During 1998, the Company leased a facility from Doug Hastings. Total rental expense in 1998 for this rental was $4,500.

                       R-TEC HOLDING, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


The Company occasionally provides loans to affiliated entities. The notes are unsecured. As of December 31, 1999, H2C2 owed the Company $27,136 on a note receivable.

The Company has machine tooling performed by R-Tec Machine Tool, Inc. (Machine
Tool), which is owned 25% each by Doug Hastings and Gary Clayton. Purchases from Machine Tool for 1999 and 1998 were $188,643 and $77,680, respectively. During 1998, R-Tec purchased equipment, which was leased to Machine Tool. Financing of the equipment was provided through two lending institutions for 100% of the purchase price. The lease payments received in 1999 and 1998 were $20,580 and $33,535, respectively. In 1999, Machine Tool acquired the equipment by assuming the underlying debt, $138,675, at the time of transfer. The Company has accounts payable due to Machine Tool at December 31, 1999 and 1998 in the amount of $21,390 and $3,634, respectively.

The Company owes Doug Hastings and Gary Clayton $25,000 each for signing bonuses as of December 31, 1999. The amounts are included in accrued expenses.

NOTE K - COMMITMENTS

The Company has entered into five-year employment agreements with Doug Hastings and Gary Clayton. The agreements provide for minimum base salaries of $81,120 to each of them with bonuses determined in relationship to Company profits.


NOTE L - GOING CONCERN CONTINGENCY

The Company incurred an operating loss during 1999 of approximately $308,000. This loss coupled with the excess of current liabilities over current assets of approximately $64,000 and deficit equity of approximately $87,000 suggest that the Company may not be able to continue as a going concern. The operating loss was largely the result of recording the charge to operations for in-process research and development cost related to IntorCorp for $190,000, and the $50,000 signing bonuses. The Company's ability to continue as a going concern is primarily dependent upon three factors: minimizing unusual expenditures, maximizing contract profits, and obtaining investor contributions. Management does not anticipate additional unusual expenses and expects the profitability on contracts to increase. The Company has issued $500,000 of stock subscriptions for preferred stock subsequent to December 31, 1999. The Company has received $108,050 of investor contributions related to these subscriptions subsequent to December 31, 1999. The Board of Directors adopted an amendment to the Articles of Incorporation in January 2000 to provide for the original preferred stock to be divided into series, with the first series consisting of 2,133,399 shares of convertible preferred stock with a par value of $.23437. The remaining preferred shares outstanding, 2,866,601, shall be designated, as the Board of Directors shall determine into classes, series, and preferences, limitations, restrictions and relative rights of each class or series of preferred stock.

                            ARTICLES OF INCORPORATION

                                       FOR

                               R-TEC HOLDING, INC.


     The undersigned hereby establishes a Corporation pursuant to the Idaho Business Corporation Act, as amended ("the Act"), and adopts the following Articles of Incorporation.

First:         The name of the corporation is R-Tec Holding, Inc.

Second:        The aggregate number of shares that the Corporation shall have authority to issue is 30,000,000 shares of voting Common stock, par value $1.00 per share, and 5,000,000 shares of Preferred stock, with authority vested in the board of directors to prescribe the classes, series, and the number of each class or series of Preferred stock and the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of Preferred stock as authorized in ss.30-1-602, Idaho Code.

Third:         The registered office of the corporation is 1471 E. Commercial
Ave, Meridian, Idaho, and its registered agent at that address is Douglas G. Hastings.

Fourth:        A director of this Corporation shall not be liable to the
Corporation or its stockholders for monetary damages for any action taken, or any failure to take any action, as a director, except liability for:

               a. The amount of financial benefit received by a director to which he is not entitled;
               b. An intentional infliction of harm on the corporation or the shareholders;
               c.   A violation of ss.30-1-833, Idaho Code; or
               d.   An intentional violation of criminal law.

Fifth:         The initial members of the board of directors shall be:

               Rulon L. Tolman, 7272 S. Glenridge View, Boise, Idaho 83709 John R. Hansen, Jr., 12035 Ginger Creek Dr., Boise, Idaho 83713

Incorporator: The name of the incorporator is John R. Hansen, Jr., and the incorporator's address is 12035 Ginger Creek Drive, Boise, ID 83713.

In Witness Whereof:
                        Date:   August ___, 1999.


                                               /s/
                                               ---------------------------------
                                               Incorporator: John R. Hansen, Jr.

                          ARTICLES OF AMENDMENT TO THE
                ARTICLES OF INCORPORATION OF R-TEC HOLDING, INC.


     Pursuant to the Idaho Business Corporation Act, the following Articles of Amendment to its Articles of Incorporation are adopted by R-Tec Holding, Inc.

                                       I.

     The name of the corporation is R-Tec Holding, Inc.

                                       II.

     The following amendment to the second paragraph of the Articles of Incorporation was adopted by the shareholders of the Corporation on April 4, 2000, in the manner prescribed by the Idaho Business Corporation Act and the bylaws of the corporation so that the second paragraph shall read as follows:

          Second: The aggregate number of shares that the Corporation shall have authority to issue is 30,000,000 shares of voting Common stock, all of which shares shall be of non par value, and 5,000,000 shares of Preferred stock, with authority in the board of directors to prescribe the classes, series, and the number of each class or series of Preferred stock and the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of Preferred stock as authorized in ss.30-1-602, Idaho Code.

                                      III.

     The number of shares of common stock of the corporation outstanding at the time of the adoption of the above amendment was 8,533,594 and the number of shares entitled to vote on the amendment was the same.

                                       IV.

     The number of shares of common stock that voted for the above amendment was 5,668,632 and the number of shares of common stock that voted against the amendment was 0.

                                       V.

     The designation, number of shares, and voting results of each class of stock of the corporation entitled to vote on the above amendment as a class were as follows: None.

                                       VI.

     Any exchange, reclassification, or cancellation of issued shares provided for in the amendment shall be affected in the following manner: None.

     Dated this ____ day of April, 2000.


                                            R-TEC HOLDING, INC.


                                            By /s/
                                              ----------------------------------
                                              Robert C. Montgomery Its Secretary

                            PREFERRED STOCK AMENDMENT
                                       OF
                            ARTICLES OF INCORPORATION
                                       OF
                               R-TEC HOLDING, INC.

     R-Tec Holding, Inc., an Idaho corporation (the "Corporation"), pursuant to Article Second of the Articles of Incorporation and ss.30-1-602 of the Idaho Business Corporation Act certifies that the Board of Directors of the Corporation duly adopted at a meeting held April 12, 2000, the following resolution amending the Articles of Incorporation and providing for the designations, preferences and issuance of a series of Preferred Stock to be designated the Series "A" Convertible Preferred, par value $0.23437 per share, and to consist of 2,133,399 shares:

Resolved, that Article "Second" of the Articles of Incorporation is hereby amended to read as follows:

"Second: The aggregate number of shares that the Corporation shall have authority to issue is 30,000,000 shares of voting Common Stock, all of which shares shall be of non par value, and 5,000,000 shares of Preferred Stock. The Preferred Stock shall be divided into series. The first series consists of 2,133,399 shares with a par value of $0.23437 per share, and is designated "Series "A" Convertible Preferred". The remaining one or more series shall consist of such number of shares and shall be designated as the Board of Directors shall determine into classes, series, and preferences, limitations, restrictions and relative rights of each class or series of Preferred Stock as authorized in ss.30-1-602 of the Idaho Business Corporation Act.

Further Resolved, that the powers, designations, preferences, rights, qualifications, limitations, and restrictions on all of the Series "A" Convertible Preferred stock shall be as follows:

1. Issuance: The series of Preferred Stock designated as the Series "A" Convertible Preferred shall consist of 2,133,399 shares, par value $0.23437 per share.

2.   Dividends:

     (a) The holders of the Series "A" Convertible Preferred shall be entitled to receive dividends at the rate of $0.0222, per share (as adjusted for any stock dividends, combinations, or splits with respect to such shares) per annum, payable out of funds legally available therefor. Such dividends shall be payable only when, as, and if declared by the Board of Directors, and shall accumulate beginning from the date of issue, payable annually.

     No dividends (other than those payable solely in the Common Stock of the Corporation) shall be paid on any Common Stock of the Corporation during any fiscal year of the

     Corporation until dividends (as adjusted for any stock dividends, combinations or splits with respect to such shares) on the Series "A" Convertible Preferred shall have been paid or declared and set apart during that fiscal year and any prior year in which dividends accumulated but remain unpaid. Any dividend paid on Common Stock during any fiscal year may not exceed the dividend rate paid on each share of Series "A" Convertible Preferred, attributable to the Common Stock into which the Series "A" Convertible Preferred is convertible, i.e. if a dividend is paid on Common Stock in the amount of $0.05, and each share of the Series "A" Convertible Preferred is convertible into one share of Common Stock, the Corporation would be required to pay $0.05 per share to the holders of Series "A" Convertible Preferred, $0.0222 per share as the preferred stock dividend and an additional $0.0278 per share to take into account the dividend to the holders of the Common Stock.

     An undeclared or unpaid dividend shall not bear or accrue any interest.

     (b) If the Corporation declares a distribution, other than a liquidation or redemption distribution covered by the provisions of Sections 3 or 4 hereof, payable other than in cash, the holders of Series "A" Convertible Preferred shall be entitled to a proportionate share of any such distribution as though they held the number of shares of Common Stock of the Corporation into which their shares of Series "A" Convertible Preferred are convertible as of the record date fixed to determine the holders of Common Stock of the Corporation entitle to the distribution.

3.   Liquidation Preference.

     (a) If the Corporation is liquidated, dissolved, or wound up, the holders of the Series "A" Convertible Preferred shall be entitled to be paid $0.23437 per share (as adjusted for any stock dividends, combinations or splits) plus all cumulative and unpaid dividends on such shares, before and in preference to any distributions of the Corporation's assets to the holders of Common Stock. If the Corporation's assets available for distribution to its shareholders are insufficient to pay the holders of Series "A" Convertible Preferred the full amount to which they are entitled, then all assets of the Corporation legally available for distribution shall be distributed among the holders of Series "A" Convertible Preferred in proportion to the preferential amount that each such holder is otherwise entitled to receive.

     (b) If the Corporation is liquidated, dissolved, or wound up, after the payment in full of the liquidation preferences to the holders of Series "A" Convertible Preferred as set forth in 3.(a), the holders of the Common Stock shall be entitled to be paid $0.23437 per share ( as adjusted for any stock dividends, combinations or splits) before and in preference to any further distribution of any assets of the Corporation to the holders of the Series "A" Convertible Preferred . After payment in full of the liquidation preference to the holders of Series "A" Convertible Preferred, if the assets distributed to the holders of the Common Stock are insufficient to pay the full preferential amount, then all remaining assets of the Corporation legally available for distribution shall be distributed among the holders of the Common Stock in proportion to their shares.

     (c) After the holders of the Series "A" Convertible Preferred and the Common Stock are paid the amounts set forth in Sections 3.(a) and (b) hereof, any and all remaining assets of the Corporation legally available for distribution shall be distributed among the holders of the Common Stock and the Series "A" Convertible Preferred in proportion to the shares of Common Stock then held by them, determined as though all shares of Series "A" Convertible Preferred were converted as provided herein.

     (d) For purposes of this Section 3, (i) any acquisition of the Corporation by means of merger or other form of corporate reorganization in which outstanding shares of the Corporation are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring corporation or its subsidiary (other than a mere reincorporation transaction) or (ii) a sale, transfer or lease of all or substantially all of the assets of the Corporation (but not including a transfer or lease by or to a bona fide lender) shall be deemed a liquidation, dissolution or winding up of the Corporation and shall entitle the holders of Series "A" Convertible Preferred and Common Stock to receive at the closing in cash, securities or other property (valued as provided in Paragraph 3 (e) below) amounts as specified in Sections 3. (a) through (c) above, provided, however, that if the consideration to be paid in respect of the Series "A" Convertible Preferred, assuming conversion of such shares to Common Stock, is valued at greater than $0.23437 per share, then such merger or sale of assets shall not be deemed a liquidation, dissolution or winding up of the Corporation.

     (e) If the distribution provided for in this Section 3 is payable other than in cash, the value of such distribution shall be its fair market value as determined in the good faith of the Board of Directors.

4. Conversion. The holders of the Series "A" Convertible Preferred shall have conversion rights as follows (the "Conversion Rights"):

     (a) Right to Convert. Each outstanding share of Series "A" Convertible Preferred shall be convertible, at the option of the holder, (i) at any time on or before the fifth day before any Redemption Date, if any, fixed in any Redemption Notice to the holder with respect to such share; (ii) at any time on or before the fifth day before the closing date for the public offering of any securities of the Corporation; (iii) at any time on or after December 31, 2002. A conversion of shares shall be at the office of the Corporation or any transfer agent for such stock, into fully paid and nonassessable shares of Common Stock. The price at which shares of Common Stock are deliverable on conversion of shares of the Series "A" Convertible Preferred, the "Conversion Price", shall initially be $0.23437 per share of Common Stock. The initial Conversion Price shall be adjusted as hereinafter provided. The number of shares of Common Stock into which each share of the Series "A" Convertible Preferred may be converted shall be determined by dividing $0.23437 by the Conversion price determined as hereinafter provided in effect at the time of the conversion.

     (b) Automatic Conversion. Each share of Series "A" Convertible Preferred shall automatically be converted into shares of Common Stock on the earlier of (i) the date specified by vote or written consent or agreement of holders of at least two-thirds of the outstanding shares of such series, or
     (ii) immediately on the closing of the sale of the Corporation's Common Stock in a firm commitment, underwritten public offering registered under the Securities Act of 1933, as amended (the "Securities Act"), at a price to the public (before underwriter's discounts and expenses) of $5.00 or more per share of Common Stock (as adjusted for any stock dividends, combinations or splits) and the total proceeds to the Corporation of which exceed $1,000,000 (after deducting underwriter's discounts and expenses relating to the issuance, including without limitation fees of the Corporation's counsel). The number of shares of Common Stock into which each share of the Series "A" Convertible Preferred may be converted shall be determined by dividing $0.23437 by the Conversion Price determined as herein after provided in effect at the time of the conversion.

     (c)  Mechanics of Conversion.

          (i) Before any holder of Series "A" Convertible Preferred stock may convert to Common Stock, he shall surrender the certificate(s) therefor, duly endorsed, at the office of the Corporation or transfer agent for such stock, together with written notice to the Corporation at such office that he elects to convert the same and shall state therein the name or names in which he wishes the certificate(s) for the number of full shares of Common Stock to which such holder is entitled and a check for cash with respect to any fractional interest in a share of Common Stock as provided herein. The Corporation shall, as soon as practicable thereafter, issue and deliver to such holder of Series "A" Convertible Preferred stock, certificates for the number of shares of Common Stock to be issued on conversion. The conversion shall be deemed to have been made immediately before the close of business on the date of surrender for conversion of the Series "A" Convertible Preferred (the "Conversion Date"). The holder shall be deemed to have become a shareholder of record on the applicable Conversion Date unless the transfer books of the Corporation are closed on such date, in which event he shall be deemed to have become a shareholder of record on the next succeeding date on which the transfer books are open, but the Conversion Price shall be that in effect on the Conversion Date.

          (ii) No fractional shares of Common Stock shall be issued on conversion of Series "A" Convertible Preferred stock. If more than one share of Series "A"

          Convertible Preferred stock is surrendered for conversion at any one time by the same holder, the number of full shares of Common Stock issuable on conversion thereof shall be computed on the basis of the total number of shares of Series "A" Convertible Preferred stock so surrendered. Instead of any fractional shares of Common Stock, the Corporation shall pay a cash adjustment in respect of any fractional interest that would be issuable equal to the fair market value of such fractional interest as determined by the Corporation's Board of Directors.

          (iii) If the conversion is in connection with an underwritten public offering of securities, the conversion may, at the option of any holder tendering shares of Series "A" Convertible Preferred stock for conversion, be conditioned on the close of the offering, in which event the person(s) entitled to receive the Common Stock on conversion of the Series "A" Convertible Preferred stock shall not be deemed to have converted such Series "A" Convertible Preferred stock until immediately before the close of such offering.

     d. The Corporation shall at all times reserve and keep available, out of its authorized but unissued Common Stock, solely for the purpose of effecting the conversion of the Series "A" Convertible Preferred , the full number of shares of Common Stock deliverable on the conversion of all outstanding shares of Series "A" Convertible Preferred . The Corporation shall from time to time (subject to obtaining necessary director and shareholders action), in accordance with the laws of the state of Idaho, increase its authorized Common Stock if at any time the authorized number of shares of its Common Stock remaining unissued is insufficient to permit the conversion of all outstanding shares of Series "A" Convertible Preferred.

5.   Adjustments for Antidilution:

     The amount of Common Stock which the holders of the Series "A" Convertible Preferred stock shall be entitled to receive upon conversion shall be subject to adjustments for "diluting issuances" based upon the initial Conversion Price of $0.23437 per share. The Conversion Price shall be subject to adjustment, and the number of shares of Common Stock issuable upon conversion shall be subject to adjustment, to prevent dilution in certain events including (a) any subdivisions, combinations or reclassifications of the Corporation's Common Stock or (b) any payment, issuance or distribution by the Corporation to its stockholders of (i) a stock dividend, (ii) debt securities of the Corporation, or (iii) assets (other than cash dividends payable out of earnings or surplus in the ordinary course of business, to holders of Common Stock. The Conversion Price shall also be subject to adjustment, and the number of shares subject to issuance upon conversion shall be subject to adjustment, on a "full-rachet" (reduced to the same purchase price) basis upon the Corporation's issuance of Common Stock, warrants or rights to purchase Common Stock or securities convertible into Common Stock for a consideration per share which is less than the then-applicable conversion price of the Series "A" Convertible Preferred stock, as it may have been adjusted as a result of prior diluting issuances.

     On each adjustment of the Conversion Price, the Corporation at its expense shall promptly compute such adjustment in accordance with these terms, and send to all holders of Series "A" Convertible Preferred stock a certificate setting forth such adjustment and showing in detail the basis for the adjustment.

6.   Redemption.

     (a) At the option of each holder of shares of Series "A" Convertible Preferred stock, the Corporation shall redeem, on January 31 of each year starting with the year 2006 and continuing thereafter (each "Redemption Date"), the number of shares of Series "A" Convertible Preferred stock held by such holder that is specified in a written request for redemption delivered to the Corporation by the holder at least 30 days before the applicable Redemption Date, by paying in cash therefore $0.23437 per share of Series "A" Convertible Preferred stock (as adjusted for any stock dividends, combinations or splits) plus all declared but unpaid dividends on such shares (the "Redemption Price"). However, the Corporation shall not be required under this paragraph to redeem from any particular holder (i) on the first redemption date a number of shares of Series "A" Convertible Preferred stock greater than one-third of the total number of shares held by such holder immediately before the redemption, and (ii) in connection with the next Redemption Date, a number of shares greater than two-thirds of the total number of shares of Series "A" Convertible Preferred stock held by such holder prior to the first redemption date, and (iii) in connection with the third Redemption Date the remainder of the shares of Series "A" Convertible Preferred stock held by such holder.

     (b) At least 15 but no more than 25 days before each Redemption Date the Corporation shall send written notice by first class mail, postage prepaid, to each holder of record (at the close of business on the business day immediately before notice is given) of the Series "A" Convertible Preferred stock requested to be redeemed, at the holder's address last shown on the records of the Corporation, specifying the number of shares to be redeemed from such holder, the Redemption Date, the Redemption Price, and the place at which payment may be obtained (the "Redemption Notice"). Except as provided in paragraph 6.(c), on or after the Redemption Date, each holder of Series "A" Convertible Preferred stock to be redeemed shall surrender to the Corporation the certificates for such shares, as directed in the Redemption Notice, and thereon the Redemption Price of such shares shall be payable to the order of the registered owner of such certificates and all surrendered certificates shall be canceled. If less than all the shares represented by any such certificates are redeemed, the Corporation shall issue to the holder a new certificate for the unredeemed shares.

     (c) After the Redemption Date, unless the Corporation fails to pay the Redemption Price (in which case all the rights of the holders of such shares shall continue) the holders of the shares of the Series "A" Convertible Preferred stock designated in the Notice of Redemption shall not have any rights as shareholders of the Corporation except the right to receive, without interest, the Redemption Price thereof upon surrender of certificates for the redeemed shares, or to exercise, on or before the fifth day before the Redemption Date, the right to convert the shares so designated, and such shares shall not thereafter be transferred (except with the consent of the Corporation ) on the books of the Corporation and shall not be deemed outstanding for any purpose whatsoever. If the funds of the Corporation legally available for redemption of shares of Series "A" Convertible Preferred stock on any Redemption Date are insufficient to redeem the total number of shares of Series "A" Convertible Preferred stock requested to be redeemed on such date, those funds that are legally available will be used to redeem the maximum possible number of such shares ratably among the holders of such shares requested to be redeemed based on their ownership of shares so requested to be redeemed. If funds of the Corporation thereafter become legally available for the redemption of Series "A" Convertible Preferred such funds will immediately be used to redeem the remainder of the shares that the Corporation has been requested to redeem on any Redemption Date, but which has not redeemed.

     (d) On or before each Redemption Date, the Corporation shall deposit the Redemption Price of all shares of Series "A" Convertible Preferred stock designated for redemption in the Redemption Notice and not yet redeemed with a bank as a trust fund for the holders of the shares to be redeemed, with irrevocable instructions to the depositary to pay the Redemption Price for such shares to their respective holders on or after the Redemption Date on receipt of notice from the Corporation that such holder has surrendered his share certificate to the Corporation . Funds deposited by the Corporation pursuant to this paragraph as the Redemption Price for shares thereafter converted to Common Stock before the Redemption Date shall be promptly returned to the Corporation.

7.   Voting Rights.

     Holders of shares of Series "A" Convertible Preferred stock shall have voting rights and powers equal to the voting rights and powers of the Common Stock at any annual or special meeting of shareholders of the Corporation , or may act by written consent in the same manner as the Common Stock, voting together with the Common Stock as a single class, and shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series "A" Convertible Preferred stock could be converted at the close of business on the record date fixed for such meeting, or on the effective date of any written consent. Holders of shares of Series "A" Convertible Preferred stock shall be entitled to notice of any shareholders' meeting in accordance with the By Laws of the Corporation. Fractional votes shall be rounded to the nearest whole number (with one-half being rounded upward). Holders of Common Stock shall be entitled to one vote per share.

     If the Corporation fails to redeem shares tendered for redemption for two or more consecutive Redemption Dates after such shares are tendered, the holders of the Series "A"

Convertible Preferred stock, voting as a class, shall be entitled to elect the smallest number of directors that, will constitute a majority of the total number of directors, and the other holders of Common Stock shall be entitled to elect the remaining members of the Board of Directors. At such time as the shares of Series "A" Convertible Preferred stock are redeemed so that the Corporation is current with respect to its Redemption Notices, the contingent rights of the holders of the Series "A" Convertible Preferred stock to elect a majority of the Board as provided in this subsection shall cease, subject to renewal from time to time upon the same terms and conditions.

     At any time after the voting power to elect a majority of the directors has vested in the holders of the Series "A" Convertible Preferred stock as provided above, the president or any vice president of the Corporation shall, at the request of the record holders of at least twenty percent (20%) of the Series "A" Convertible Preferred stock then outstanding call a special meeting of the holders of the Series "A" Convertible Preferred stock and such other of the Corporation 's stock as shall then have the right to vote for the election of directors, to be held at the place and on the notice provided in the By Laws of the Corporation for the holding of meetings. If the meeting is not so called within two days after the request is delivered to the offices of the Corporation, then the record holders of at least ten percent of the Series "A" Convertible Preferred stock, as a class, may designate in writing one of their number to call such meeting, and the person so designated may call such meeting at the place and on the notice above provided, and for that purpose shall have access to the stock books of the Corporation. At any meeting so called or at any annual meeting held while the holders of the Series "A" Convertible Preferred stock, as a class, have the voting power to elect a majority of the Board of Directors, the holders of a majority of the then outstanding Series "A" Convertible Preferred stock, as a class, present in person or by proxy, shall be sufficient to constitute a quorum for the election of directors the holders of Series "A" Convertible Preferred stock are entitled to elect, and the persons so elected as directors, together with such persons, if any, as may be elected as directors by the holders of Common Stock and such other of the Corporation's stock as shall then have the right to vote for directors, shall be the duly elected directors of the Corporation

     When the rights of the holders of Series "A" Convertible Preferred stock to vote as provided in this section have ceased, the terms of office of the persons so elected by them as directors shall end and the vacancies shall be filled by the remaining directors elected by the holders of the outstanding stock, regardless of class, of the Corporation then having the right to vote for directors.

8.   Restrictive Covenants:

     The Corporation may not, without the consent of the holders of 67% of the Series "A" Convertible Preferred Stock (i) issue any class or series of equity security other than Common Stock; (ii) enter into any agreement that would restrict the Corporations's right to perform under the obligations of the Series "A" Convertible Preferred Stock; (iii) amend the charter or bylaws in any manner which would impair or reduce the rights of the Series "A" Convertible Preferred

Stock; (iv) effect a merger or consolidation or share exchange or sell substantially all of the Corporations's assets; (v) liquidate or dissolve; (vi) redeem or repurchase any outstanding stock, except for the redemption of the 20% of stock held by Hastings and Clayton previously agreed to by the Corporation;
(vii) commence or amend any employee stock plan or employee benefit or compensation arrangements in a material manner; (viii) enter into any material transaction with affiliated persons or entities; (ix) enter into any other line of business other than business substantially similar or related to the existing business; (x) acquire the stock, assets or business of any other entity in any form of transaction or engage in a joint venture with any other entity, other than plans for IntorCorp; or (xi) incur or create indebtedness other than institutional indebtedness for operating purposes.

9.   Rights of First Refusal and Co-Sale:

     The holders of Series "A" Convertible Preferred Stock shall have (i) the Right of First Refusal to purchase any shares of Common Stock held by Clayton or Hastings in the event that such holders seek to sell any of their Common Stock, and (ii) the right of co-sale of an equal percentage of their holdings, in the event Clayton and/or Hastings transfer 15% or more of their Common Stock in the Company to a third party.

10.  Preemptive Right:

     Holders of Series "A" Preferred Stock (or shares of Common Stock issued upon conversion thereof) shall have a contractual preemptive right to purchase shares offered in future private offerings of equity securities (or warrants or securities convertible into equity securities) of the Corporation, each in a proportion equal to the percentage derived by dividing the number of shares of Common Stock issued or issuable upon conversion of Series "A" Convertible Preferred Stock held by each holder by the total number of shares of Common Stock issued or issuable upon conversion thereof outstanding. This right shall terminate upon the occurrence of a public offering.


     The foregoing amendment was adopted by the Board of Directors of R-Tec Holding, Inc. without shareholder action, which is not required.

     Dated this 24th day of April, 2000.


                                       R-TEC HOLDING, INC.


                                       By /s/
                                          --------------------------------
                                          Robert C. Montgomery, Secretary

                                     BYLAWS

                                       OF


                               R-TEC HOLDING, INC.


                                    ARTICLE I

                                     OFFICES

     Section 1.1 Registered Office. The registered office of the corporation may, but need not, be the same as any of its principal places of business in the state of Idaho. In any case, the corporation's registered office shall be the business office of the registered agent. The address of the registered office may be changed from time to time by the Board of Directors or the President of the corporation.

     Section 1.2 Principal Office; Other Offices. The corporation may also have and maintain an office or principal place of business in Meridian, Idaho or at such other place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the state of Idaho, as the Board of Directors may from time to time determine or the business of the corporation may require.


                                   ARTICLE II

                                 CORPORATE SEAL

     Section 2.1 Corporate Seal. The corporation may have a corporate seal, which may be altered at will by the Board of Directors. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.


                                   ARTICLE III

                             SHAREHOLDERS' MEETINGS

     Section 3.1 Place of Meetings. The Board of Directors may designate any place, either within or without the state of Idaho, as the place of meeting for any annual meeting or for any special meeting of shareholders called by or at the direction of the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the state of Idaho, as the place for the holding of such meeting. If no place is designated by the Board of Directors or if a special meeting be called otherwise than by or at the direction of the Board of Directors, the place of meeting shall be the principal office of the corporation.

     Section 3.2 Annual Meetings. The annual meeting of the shareholders of the corporation shall be held on the __________ in the month of _____________ in each year at the hour of _______

__.m., or on such other date and at such other time which may from time to time be designated by the Board of Directors, for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting. The failure to hold an annual meeting at the time stated or otherwise designated as provided herein shall not affect the validity of any corporate action.

     Section 3.3 Special Meetings. Special meetings of the shareholders of the corporation may be called at any time, for any purpose or purposes, by the Board of Directors or the president of the corporation or by the holders of at least twenty percent (20%) of the votes entitled to be cast on any issue proposed to be considered at the meeting (provided that such holders sign, date and deliver to the corporation's secretary one or more written demands for the meeting describing the purpose(s) for which it is to be held).

     Section 3.4 Notice of Meetings. The corporation shall notify shareholders of the date, time and place of each annual and special shareholders' meeting and, in case of a special meeting, a description of the purpose or purposes for which the meeting is called, no fewer than ten (10) nor more than sixty (60) days before the meeting date. Only business within the purpose(s) described in the special meeting notice may be conducted at such special meeting.

     Section 3.5 Waiver of Notice. Notice of any meeting of shareholders may be waived in writing, signed by the person entitled to notice thereof and delivered to the corporation for inclusion in the corporate minutes or filing with the corporate records, either before or after the date and time stated in the notice, and, absent objection made in accordance with the Idaho Business Corporation Act ("IBCA"), will be waived by any shareholder by his attendance thereat in person or by proxy. Any shareholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice hereof had been given.

     Section 3.6 Quorum. Unless the IBCA or the Articles of Incorporation impose a greater requirement, a majority of the votes, represented in person or by proxy, entitled to be cast on a matter shall constitute a quorum of that voting group for action on that matter. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and any adjournment thereof unless a new record date is or must be set for that adjourned meeting.

     Section 3.7 Adjournment and Notice of Adjourned Meetings. Any meeting of shareholders at which a quorum is present, whether annual or special, may be adjourned from time to time by the vote of a majority of the votes entitled to be cast at the meeting. If an annual or special shareholders' meeting is adjourned to a different date, time or place, notice need not be given of the new date, time or place if the new date, time or place is announced at the meeting before adjournment. At the adjourned meeting the corporation may transact any business which might have been transacted at the original meeting.

     Section 3.8 Proxies. At all meetings of shareholders, a shareholder may vote either in person or by proxy. A shareholder may appoint a proxy to vote or otherwise act for him by signing an appointment form, either personally or by his attorney-in-fact. An appointment of proxy is effective upon receipt, before or at the time of the meeting, by the secretary of the corporation or other officer or agent authorized to tabulate votes.

     Section 3.9 Voting Rights (Non-cumulative Voting). Only shares are entitled to vote. Except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Sections 3.11 and 7.4 of these Bylaws, shall be entitled to vote on any matter. Unless the Articles of Incorporation provide otherwise, each outstanding share, regardless of class, is entitled to one (1) vote on each matter voted on at a shareholders' meeting. If a quorum exists, action on a matter, other than the election of directors, is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless the Articles of Incorporation or the IBCA require a greater number of affirmative votes. Unless otherwise provided in the Articles of Incorporation, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Shareholders shall have no right to cumulate their votes for directors.

     Section 3.10 Corporation's Acceptance of Votes .

     (1) If the name signed on a vote, consent, waiver, or proxy appointment corresponds to the name of a shareholder, the corporation if acting in good faith is entitled to accept the vote, consent, waiver, or proxy appointment and give it effect as the act of the shareholder.

     (2) If the name signed on a vote, consent, waiver, or proxy appointment does not correspond to the name of its shareholder, the corporation if acting in good faith is nevertheless entitled to accept the vote, consent, waiver, or proxy appointment and give it effect as the act of the shareholder if so entitled by provisions of the IBCA.

     (3) The corporation is entitled to reject a vote, consent, waiver, or proxy appointment if the secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the shareholder.

     (4) The corporation is not entitled to vote treasury shares. Absent special circumstances, the corporation's shares are not entitled to vote if they are owned, directly or indirectly, by a second corporation, domestic or foreign, and if this corporation owns, directly or indirectly, a majority of the shares entitled to vote for directors of the second corporation; provided, however, that this provision does not limit the power of the corporation to vote any shares, including its own shares, held by it in a fiduciary capacity.

     Section 3.11 List of Shareholders. After fixing a record date for a meeting, the corporation shall prepare an alphabetical list of the names of all its shareholders who are entitled to notice of such meeting. The shareholders' list must show the address and number of shares registered in the name of each shareholder and be available for inspection by any shareholder, at least ten
(10) days before the meeting for which the list was prepared and continuing through the meeting, at the corporation's principal office or at a place identified in the meeting notice in the city where the meeting will be held. A shareholder, his agent, or attorney is entitled on written demand to inspect and, subject to the requirements of Idaho Code ss.30-1-1602(3), to copy the list, during regular business hours and at his expense, during the period it is available for inspection. The corporation shall make the shareholders' list available at the meeting; and any shareholder, his agent, or attorney is entitled to inspect the list at any time during the meeting or any adjournment. Refusal or failure to prepare or make available the shareholders list does not affect the validity of action taken at the meeting.

     Section 3.12 Conduct of Meeting. At every meeting of shareholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the president, or, if the president is absent, the most senior vice president present, or in the absence of any such officer, a chairman of the meeting chosen by a majority in interest of the shareholders entitled to vote, present in person or by proxy, shall act as chairman. The secretary or, in his absence, an assistant secretary directed to do so by the president, shall act as secretary of the meeting.

     Section 3.13 Action Without Meeting. Action required or permitted by IBCA to be taken at a shareholders' meeting may be taken without a meeting if the action is taken by all the shareholders entitled to vote on the action. The action must be evidenced by one (1) or more written consents describing the action taken, signed by all the shareholders entitled to vote on the action, and delivered to the corporation for inclusion in the minutes or filing with the corporate records. A consent signed under this Section has the effect of a meeting vote and may be described as such in any document.


                                   ARTICLE IV

                                    DIRECTORS

     Section 4.1 Powers. All corporate powers shall be exercised by and under the authority, and the business and affairs of the corporation shall be managed under the direction, of the Board of Directors, subject to any limitations set forth in the Articles of Incorporation or any shareholder agreement authorized under the IBCA.

     Section 4.2 Variable Range-Size Board; Qualifications. The number of directors presently authorized is seven (7). The authorized number of directors of the corporation may range between three and seven, and may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or the Board of Directors. After shares are issued, only the shareholders may change the range for the size of the Board or change from a variable-range size Board to a fixed size Board. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. A director need not be a resident of the state of Idaho or a shareholder of the corporation unless so required by the Articles of Incorporation. If for any cause the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the shareholders called for that purpose in the manner provided by law or in these Bylaws.

     Section 4.3 Term. The terms of the initial directors shall expire at the first shareholders meeting at which directors are elected. Directors are elected at the first annual meeting of shareholders and at each annual meeting thereafter. Each director shall serve until the next annual meeting of shareholders and thereafter, despite the expiration of his term, until his successor is duly elected and qualifies, or until there is a decrease in the number of directors, or until his earlier death, resignation or removal.

     Section 4.4 Resignation. A director may resign at any time by delivering written notice to the Board of Directors, its chairman, or the corporation.

     Section 4.5 Removal. The shareholders may remove one (1) or more directors with or without cause unless the Articles of Incorporation provide that directors may be removed only for cause. If cumulative voting is authorized, a director may not be removed if the number of votes sufficient to elect him under cumulative voting is voted against his removal. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove him exceeds the number of votes cast not to remove him. A director may be removed by the shareholders only at a meeting called for the purpose of removing him; and the meeting notice must state that the purposes, or one of the purposes, of the meeting is removal of the director.

     Section 4.6 Newly Created Directorships and Vacancies. Unless the Articles of Incorporation provide otherwise, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause may be filled by the affirmative vote of a majority of the remaining directors then in office even if they constitute fewer than a quorum of the authorized Board of Directors, or may be filled by the shareholders. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office.

     Section 4.7 Meetings.

     (1) Annual Meetings. The annual meeting of the Board of Directors shall be held immediately after the annual meeting of shareholders and at the place where such meeting is held. No notice of an annual meeting of the Board of Directors shall be necessary; and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

     (2) Place of Meetings. Regular and special meetings of the Board of Directors, or of any committee designated by the Board, may be held at any place within or without the state of Idaho.

     (3) Telephone Meetings. Unless the Articles of Incorporation provide otherwise, any member of the Board of Directors, or of any committee thereof, may participate in a regular or special meeting by, or conduct the meeting through the uses of, any means of conference telephone or similar communications equipment by which all directors participating in the meeting may simultaneously hear each other during the meeting. A director participating in a meeting by such means is deemed to be present in person at such meeting.

     (4) Notice of Meetings. Notice of the date, time and place of any regular or special meeting of the Board of Directors shall be delivered at least two (2) days prior to the meeting; provided that the Board of Directors may provide, by resolution, the date, time and place, either within or without the state of Idaho, for the holding of regular meetings without notice other than such resolution. Neither the business to be transacted at, nor the purpose(s) of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

     (5) Waiver of Notice. A director may waive any notice required by the IBCA, the Articles of Incorporation or these Bylaws at any time before or after the date and time stated in the notice. Except as otherwise provided below in this
Section 4.7(5), such waiver must be signed by the director and filed with the minutes or corporate records. The attendance of a director at or participation in a meeting shall constitute a waiver of notice of such meeting unless the director, at the beginning of the meeting, or promptly upon his arrival, objects to holding the meeting or transacting any business at the meeting and does not thereafter vote for or assent to any action taken at the meeting.

     Section 4.8 Quorum and Voting.

     (1) Quorum. Unless the Articles of Incorporation or these Bylaws require a greater number or unless otherwise specifically provided by the IBCA, a quorum of the Board of Directors consists of (a) a majority of the fixed number of directors if the corporation has a fixed board size or (b) a majority of the number of directors prescribed, or if no number is prescribed the number in office immediately before the meeting begins, if the corporation has a variable-range size board.

     (2) Majority Vote. If a quorum is present when a vote is taken, the affirmative vote of the majority of the directors present shall be the act of the Board of Directors, unless the Articles of Incorporation or these Bylaws require the vote of a greater number of directors.

     (3) Deemed Assent. A director of the corporation who is present at a meeting of the Board of Directors (or any committee thereof) at which action on any corporate matter is taken is deemed to have assented to the action taken unless: he objects at the beginning of the meeting, or promptly upon his arrival, to holding it or transacting business at the meeting; his dissent or abstention from the action taken is entered in the minutes of the meeting; or he delivers written notice of his dissent or abstention to the presiding officer of the meeting before its adjournment or to the corporation immediately after the adjournment of the meeting. Such right to dissent is not available to a director who voted in favor of the action taken.

     Section 4.9 Action Without a Meeting. Unless otherwise provided by the Articles of Incorporation, any action required or permitted by the IBCA to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if the action is taken by all members of the Board. The action must be evidenced by one or more written consents describing the action taken, signed by each member of the Board of Directors or of the committee, as the case may be, and included in the minutes or filed with the corporate records reflecting the action taken.

     Section 4.10 Fees and Compensation. Unless the Articles of Incorporation provide otherwise, the Board of Directors may fix the compensation of directors.

     Section 4.11 General Standards for Directors. A director shall discharge his duties as director, including his duties as a member of any committee of the Board of Directors on which he may serve, in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner he reasonably believes to be in the best interests of the corporation. In discharging his duties, a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, if prepared or presented by:

          (a) One (1) or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented;

          (b) Legal counsel, public accountants or other persons as to matters the director reasonably believes are within such person's professional or expert competence; or

          (c) A committee of the Board of which he is not a member if the director reasonably believes the committee merits confidence.

     A director is not acting in good faith if he has knowledge concerning the matter in question that makes such reliance otherwise permitted by this Section
4.11 unwarranted.

     Section 4.12 Committees.

     (1) Unless the Articles of Incorporation provide otherwise, the Board of Directors may create one or more committees and appoint members of the Board of Directors to serve on them. Each committee must have two or more members, each of whom shall serve at the pleasure of the Board of Directors.

     (2) The creation of, delegation of authority to, or action by a committee does not alone constitute compliance of a director with the standards of conduct described in the IBCA or Section 4.11 of these Bylaws.


                                    ARTICLE V

                         DIRECTOR CONFLICTS OF INTEREST

     Section 5.1 Permissible Transactions. The corporation may enter into a director's conflict of interest transaction (as defined in the IBCA) if either directors' action or shareholders' action respecting the transaction is taken at any time in compliance with Sections 5.2 or 5.3, respectively.

     Section 5.2 Directors' Action.

     (1) For purposes of Section 5.1, directors' action respecting a transaction is effective if the transaction received the affirmative vote of a majority, but no fewer than two (2), of those qualified directors on the Board of Directors or on a duly empowered committee of the Board who voted on the transaction after either required disclosure to them, to the extent the information was not known by them, or compliance with subsection (2) of this Section; provided that action by a committee is so effective only if:

          (a) All its members are qualified directors; and

          (b) Its members are either all the qualified directors on the Board or are appointed by the affirmative vote of a majority of the qualified directors on the Board.

     (2) If a director has a conflicting interest respecting a transaction, but neither he nor a related person of the director is a party to the transaction, and if the director has a duty under law or professional canon, or a duty of confidentiality to another person, respecting information relating to the transaction such that the director may not make the disclosure required by the IBCA, then disclosure is sufficient for purposes of subsection (1) of this
Section if the director:

          (a) Discloses to the directors voting on the transaction on the existence and nature of his conflicting interest and informs them of the character and limitations imposed by that duty before their vote on the transaction, and

          (b) Plays no part, directly or indirectly, in their deliberations or vote.

     (3) A majority, but no fewer than two (2), of all the qualified directors on the Board of Directors, or on the committee, constitutes a quorum for purposes of action that complies with this Section. Directors' action that otherwise complies with this Section is not affected by the presence or vote of a director who is not a qualified director.

     (4) For purposes of this Section, "qualified director" means, with respect to a director's conflicting interest transaction, any director who does not have either:

          (a)  A conflicting interest respecting the transaction, or

          (b) A familial, financial, professional, or employment relationship with a second director who does have a conflicting interest respecting the transaction, which relationship would, in the circumstances, reasonably be expected to exert an influence on the first director's judgment when voting on the transaction.

     Section 5.3 Shareholders' Action.

     (1) For purposes of Section 5.1, shareholders' action respecting a transaction is effective if a majority of the votes entitled to be cast by the holders of all qualified shares were cast in favor of the transaction after:

          (a) Notice to shareholders describing the director's conflicting interest transaction,

          (b) Provision of the information referenced in subsection (4) of this Section, and

          (c) Required disclosure to the shareholders who voted on the transaction, to the extent the information was not known by them.

     (2) For purposes of this Section, "qualified shares" means any shares entitled to vote with respect to the director's conflicting interest transaction except shares that, to the knowledge, before the vote, of the secretary, or other officer or agent of the corporation authorized to tabulate votes, are beneficially owned, or the voting of which is controlled, by a director who has a conflicting interest respecting the transaction or by a related person of the director or both.

     (3) A majority of the votes entitled to be cast by the holders of all qualified shares constitutes a quorum for purposes of action that complies with this Section. Subject to the provisions of subsection (4) of this Section, shareholders' action that otherwise complies with this Section is not affected by the presence of holders, or the voting, of shares that are not qualified shares.

     (4) For purposes of compliance with subsection (1) of this Section, a director who has a conflicting interest respecting the transaction shall, before the shareholders' vote, inform the secretary, or other office or agent of the corporation authorized to tabulate votes, of the number, and the identity of persons holding or controlling the vote, of all shares that the director knows are beneficially owned, or the voting of which is controlled, by the director or by a related person of the director or both.


                                   ARTICLE VI

                                    OFFICERS

     Section 6.1 Officers Designated. The officers of the corporation consist of a president, a vice president, a secretary and a treasurer, each of whom shall be appointed by the Board of Directors. The Board of Directors or the President may appoint such other officers or assistant officers as may be deemed necessary or desirable. The same individual may simultaneously hold more than one office.

     Section 6.2 Tenure and Duties of Officers.

     (1) Term of Office. Each officer shall hold office at the pleasure of the Board of Directors or until death, resignation or removal. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

     (2) The President. The president shall be the principal executive officer of the corporation and, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the corporation. If so authorized by the Board of Directors, he may appoint such other officers or assistant officers as he deems appropriate to the conduct of the corporation's business. He shall, when present, preside at all meetings of the shareholders and of the Board of Directors. He may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the Board of Directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general the president shall perform all duties commonly incident to the office of president and such other duties as may be prescribed by the Board of Directors from time to time.

     (3) The Vice President. In the absence of the president or in the event of his removal, resignation, death, or inability or refusal to act, the vice president (or in the event there is more than one vice president, the vice presidents in the order designated at the time of their election, or in the absence of any designation, then in the order of their election) shall perform the duties of the president and, when so acting, shall have all the powers of and be subject to all the restrictions upon the president. Any vice president may sign, with the secretary or an assistant secretary, certificates for shares of the corporation; and the vice president shall perform other duties commonly incident to the office of vice president and such other duties as from time to time may be assigned to him by the president or by the Board of Directors.

     (4) The Secretary. The secretary shall: (i) attend all meetings and keep the minutes of the meetings and other proceedings of the shareholders and of the Board of Directors in one or more books provided for that purpose; (ii) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (iii) be custodian of and responsible for authentication of the corporate records, and be custodian of the seal of the corporation and see that seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (iv) keep a register of the post office address of each shareholder which shall be furnished to the secretary by such shareholder; (v) sign, with the president, or a vice president, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (vi) have general charge of the stock transfer books of the corporation; and (vii) in general perform all duties commonly incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the Board of Directors.

     (5) The Treasurer. The treasurer shall: (i) have charge and custody of and be responsible for all funds and securities of the corporation; (ii) receive and give receipts for monies due and payable to the corporation from any source whatsoever, and deposit all such monies in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Article VI of these Bylaws; and (iii) in general perform all of the duties commonly incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the Board of Directors. If required by the Board of Directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine.

     (6) Assistant Secretaries and Assistant Treasurers. The assistant secretaries, when authorized by the Board of Directors, may sign with the president or a vice president certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. The assistant treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine. The assistant secretaries and treasurers, in general, shall perform such duties as shall be assigned to them by the secretary or the treasurer, or by the president or the Board of Directors.

     Section 6.3 Resignations. Any officer may resign at any time by delivering written notice to the corporation. A resignation is effective when the notice is delivered unless the notice specifies a later effective date, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective.

     Section 6.4 Removal. The Board of Directors may remove any officer at any time without or without cause.

     Section 6.5 Contract Rights. An officer's removal does not affect the officer's contract rights, if any, with the corporation. An officer's resignation does not affect the corporation's contracts, if any, with the officer.

     Section 6.6 Compensation. The compensation of the officers shall be fixed from time to time by the Board of Directors. No officer shall be prevented from receiving such compensation by reason of the fact that such officer is also a director of the corporation.

     Section 6.7 Standards of Conduct.

     (1) An officer with discretionary authority shall discharge his duties under that authority:

          (a)  In good faith;

          (b) With the care an ordinarily prudent person in a like position would exercise under similar circumstances; and

          (c) In a manner he reasonably believes to be in the best interests of the corporation.

     (2) In discharging his duties an officer is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by:

          (a) One or more officers or employees of the corporation whom the officer reasonably believes to be reliable and competent in the matters presented; or

          (b) Legal counsel, public accountants, or other persons as to matters the officer reasonably believes are within the person's professional or expert competence.

     (3) An officer is not acting in good faith if he has knowledge concerning the matter in question that makes reliance otherwise permitted by subsection (2) of this Section unwarranted.


                                   ARTICLE VII

                      SHARES OF STOCK AND OTHER SECURITIES

     Section 7.1 Form and Execution of Certificates. Certificates representing shares of the corporation shall be in such form as shall be determined by the Board of Directors. At a minimum each share certificate must state on its face:
(a) the name of the corporation and that it is organized under the law of the state of Idaho; (b) the name of the person to whom the certificate is issued; and (c) the number and class of shares and the designation of the series, if any, the certificate represents. If the corporation is authorized to issue different classes of shares or different series within a class, the designations, relative rights, preferences, and limitations determined for each series, and the authority of the Board of Directors to determine variations for future series, must be summarized on the front or back of each certificate. Alternatively, each certificate may state conspicuously on its front or back that the corporation will furnish the shareholder this information on request in writing and without charge. Share certificates shall be signed by the president or a vice president and by the secretary or an assistant secretary and may be sealed with the corporate seal or a facsimile thereof. The signatures of such any officer upon a share certificate may be a facsimile. If the person who signed, either manually or in facsimile, a share certificate no longer holds office when the certificate is issued, the certificate is nevertheless valid.

     Section 7.2 Lost Certificates. The corporation may issue a new share certificate in place of any certificate theretofore issued by the corporation alleged to have been lost, stolen, destroyed or mutilated; and the corporation may require the owner of such lost, stolen destroyed or mutilated certificate, or his legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against the corporation on account of the alleged loss, theft, destruction or mutilation of any such certificate or the issuance of such new certificate.

     Section 7.3 Transfers. Each share certificate shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be cancelled; and, except as provided in Section 7.2 or as authorized by the Board of Directors, no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled. Transfer of record of shares of stock of the corporation shall be made only on the stock transfer books of the corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the secretary of the corporation, and (except as provided in Section 7.2) on surrender for cancellation of a properly endorsed certificate or certificates for a like number of shares.

     Section 7.4 Fixing Record Dates. In order that the corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of any change, conversion or exchange of stock, or to demand a special meeting, or to take any other action, the Board of Directors may fix a future date as a record date. A record date may not be more than seventy (70) days before the meeting or action requiring a determination of shareholders. A determination of shareholders entitled to notice of or to vote at a shareholders' meeting is effective for any adjournment of the meeting, unless the Board of Directors fixes a new record date, which it must do if the meeting is adjourned to a date more than one hundred twenty (120) days after the date fixed for the original meeting.

     Section 7.5 Issuance, Transfer and Registration of Shares.

     (1) The Board of Directors may authorize shares to be issued for consideration consisting of any tangible or intangible property, including cash, promissory notes, services performed or other securities of the corporation.

     (2) Before the corporation issues shares, the Board of Directors must determine that the consideration received or to be received for shares to be issued is adequate.

     (3) The corporation may place in escrow shares issued for a promissory note, or make other arrangements to restrict the transfer of the shares, and may credit distributions in respect of the shares against their purchase price, until the note is paid. If the note is not paid, the shares escrowed or restricted and the distributions credited may be canceled in whole or part.

     (4) The Board of Directors may make such rules and regulations, not inconsistent with law or with these Bylaws, as it may deem advisable concerning the issuance, transfer and registration of certificates for shares of stock of the corporation. The Board of Directors may appoint a transfer agent or registrar of transfers, or both, and may require all certificates for shares of the corporation to bear the signature of either or both.

     Section 7.6 Registered Shareholders. The corporation shall be entitled to recognize the exclusive right of a person duly registered in its books as the owner of its shares to receive dividends and to vote as such owner, to receive notice, and for all other purposes incident to ownership of such shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by Idaho law.


                                  ARTICLE VIII

                     EXECUTION OF CORPORATE INSTRUMENTS AND
                  VOTING OF SECURITIES OWNED BY THE CORPORATION

     Section 8.1 Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign the corporation's name on behalf of the corporation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws; and such execution or signature shall be binding upon the corporation. Authorization granted to any person hereunder may be general or confined to specific instances.

     Section 8.2 Loans. No loan shall be contracted on behalf of the corporation and no evidence of indebtedness shall be issued in its name unless authorized by resolution of the Board of Directors. Such authorization may be general or confined to specific instances.

     Section 8.3 Deposits and Checks. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies, securities brokerage firms or other depositories as the Board of Directors may select. All checks and drafts drawn on banks or other depositories on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize to do so. Such authorization may be general or confined to specific instances.

     Section 8.4 Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized to do so by resolution of the Board of Directors, or, in the absence of such authorization, by the president or any vice president.


                                   ARTICLE IX

                                    DIVIDENDS

     Section 9.1 Declaration and Payment of Dividends. Dividends upon the capital stock of the corporation, subject to restriction by the Articles of Incorporation and the limitations in Idaho Code ss.30-1-640(3), may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid by the corporation in cash, property or, subject to restriction by the Articles of Incorporation and the IBCA, in shares of its stock.


                                    ARTICLE X

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 10.1 Scope of Indemnification. The corporation shall indemnify and advance funds to or on behalf of the directors and officers of the corporation to the fullest extent permitted by the IBCA, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than the IBCA permitted the corporation to provide prior to such amendment).

     Section 10.2 Mandatory Indemnification of Directors. The corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

     Section 10.3 Insurance. The corporation may purchase and maintain insurance on behalf of an individual who is a director or officer of the corporation, or who, while a director or officer of the corporation, serves at the corporation's request as a director, officer, partner, trustee, employee, or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan, or other entity, against liability asserted against or incurred by him in that capacity or arising from his status as a director or officer, whether or not the corporation would have power to indemnify or advance expenses to him against such liability.

     Section 10.4 Amendments. Any repeal or modification of this Article X shall only be prospective and shall not affect the rights under this Article X in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any director or officer.

     Section 10.5 Saving Clause. If this Article X of these Bylaws or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and may nevertheless indemnify each officer to the full extent permitted by any applicable portion of this Article X that shall not have been invalidated, or by any other applicable law.


                                   ARTICLE XI

                                     NOTICES

     Section 11.1 Methods of Notice. Any notice under the IBCA or these Bylaws must be in writing unless oral notice is reasonable under circumstances. Notice by electronic transmission is written notice.

     Section 11.2 Notice to Corporation. Written notice to the corporation may be addressed to its registered agent at its registered office or to the corporation or its secretary at its principal office shown in its most recent annual report filed with the Idaho Secretary of State.


                                   ARTICLE XII

                                  SALE OF STOCK

     Section 12.1 Right of First Refusal. Until such time as the shares are publicly traded, no sale of stock shall be made by any shareholder or the heirs, executors, administrators or assigns of any shareholder to any person(s) or entity ("prospective purchaser"), except pursuant to the following terms and conditions:

     (1) In the event any shareholder desires to sell his stock, or any portion thereof, to any prospective purchaser, he shall first submit to the shareholders of the corporation, reasonable written evidence of the agreement to purchase said stock by such third person and the price and complete terms agreed to be paid therefor.

     (2) In the event the remaining shareholders agree to purchase such stock at the same price and upon the same terms which the shareholder is to receive from said third party, then the stock shall be sold to the shareholders of the corporation in such proportionate amounts as their respective stock bears to the entire stock held by the shareholders of the corporation, exclusive of the shares owned by the selling shareholder, or in such proportion as such shareholders may agree.

     (3) In the event that any of the remaining shareholders do not desire to purchase such stock, then such stock shall be sold at the price aforesaid to such of the shareholders who may desire to purchase the same, and in the same proportion as above specified.

     (4) No stock shall be sold to any person other than the shareholders of the corporation until each of the shareholders shall have been afforded an opportunity to purchase such stock at the price and terms as aforesaid, and shall have declined to do so.

     (5) Notice in writing to the shareholders of the corporation of the desire of any shareholder to sell his stock shall be given by such shareholder; and, at the same time, reasonable evidence shall be furnished to the shareholders as to the price and terms as hereinbefore set forth. Shareholders shall have thirty
(30) days' time after the receipt of said notice within which to elect in writing to purchase such stock or to decline to do so. If at the end of such 30-day period all remaining shareholders have declined in writing, or have not taken any action, then the shareholder desiring to sell his stock shall sell such stock to the prospective purchaser named in the agreement to purchase such stock, and to that prospective purchaser only; and such stock shall be sold in precise accordance with the price and terms set forth in such agreement to purchase. Satisfactory evidence of compliance with the terms of the foregoing restriction upon the transfer of stock of this corporation shall be submitted to the Board of Directors, and accepted by them, before any such transfer shall be effective.]

     Section 12.2 Subchapter "S" Corporation. If an election to be treated as an "S" Corporation under the Internal Revenue Code of 1986 or any amendment thereof ("Code") shall then be in effect, no shares of the corporation's stock may be sold to any person or entity which, at such time, would not be a qualified shareholder of an "S" Corporation under such Code.

     Section 12.3 Stock Transfer Restrictions. Each certificate of stock of the corporation shall have the following legends conspicuously typewritten or printed upon its face:

          "The stock represented by this certificate is subject to restrictions on transferability under Article XII of the Bylaws of the corporation."

          "The securities represented hereby have not been registered under the Securities Act of 1933 or any State Securities Act. Any transfer of such securities will be invalid unless a registration statement under said Act(s) is in effect as to such transfer or in the opinion of counsel for the company such registration is unnecessary in order for such transfer to comply with said Act(s)."


                                  ARTICLE XIII

                               RECORDS AND REPORTS

     Section 13.1 Corporate Records.

     (1) The corporation shall keep as permanent records minutes of all meetings of its shareholders and Board of Directors, a record of all actions taken by the shareholders or Board of Directors without a meeting, and a record of all actions taken by a committee of the Board of Directors in place of the Board of Directors on behalf of the corporation.

     (2) The corporation shall maintain appropriate accounting records.

     (3) The corporation or its agent shall maintain a record of its shareholders, in a form that permits preparation of a list of the names and addresses of all shareholders, in alphabetical order by class of shares showing the number and class of shares held by each.

     Section 13.2 Inspection of Records by Shareholders. In addition to the rights of a shareholder under Section 3.11 of these Bylaws:

     (1) A shareholder of the corporation is entitled to inspect and copy, during regular business hours at the corporation's principal office, any of the records of the corporation described in Section 13.1(5), if he gives the corporation written notice of his demand at least five (5) business days before the date on which he wishes to inspect and copy.

     (2) A shareholder of the corporation is entitled to inspect and copy, during regular business hours at a reasonable location specified by the corporation, any of the following records of the corporation if the shareholder meets the requirements of subsection (3) of this Section and gives the corporation written notice of his demand at least five (5) days before the date on which he wishes to inspect and copy:

          (a) Excerpts from minutes of any meeting of the Board of Directors, records of any action of a committee of the Board of Directors while acting in place of the Board of Directors on behalf of the corporation, minutes of any meeting of the shareholders, and records of action taken by the shareholders or Board of Directors without a meeting, to the extent not subject to inspection under Section 13.1;

          (b) Accounting records of the corporation; and

          (c) The record of shareholders.

     (3) A shareholder may inspect and copy the records described in subsection
(2) of this Section only if:

          (a) He has been a holder of record of shares or of voting trust certificates for at least six (6) months immediately preceding his demand or shall be the holder of record of, or the holder of record of voting trust certificates for, at least five percent (5%) of all the outstanding shares of the corporation;

          (b) His demand is made in good faith and for a proper purpose;

          (c) He describes with reasonable particularity his purpose and the records he desires to inspect; and

          (d) The records are directly connected with his purpose.

     (4) For purposes of this Section, "shareholder" includes a beneficial owner whose shares are held in a voting trust or by a nominee on his behalf.

     Section 13.3 Financial Statements to Shareholders.

     (1) The corporation upon written shareholder request shall furnish its shareholders annual financial statements or, if annual financial statements are not available, other appropriate accounting records, which may be consolidated or combined statements of the corporation and one or more of its subsidiaries, as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year, and a statement of changes in shareholders' equity for the year unless that information appears elsewhere in the financial statements. If financial statements are prepared for the corporation on the basis of generally accepted accounting principles, the annual financial statements must also be prepared on that basis.

     (2) If any financial statements furnished pursuant to subsection (1) of this Section are reported upon by a public accountant, his report must accompany them. If not, the statements must be accompanied by a statement of the president or the person responsible for the corporation's accounting records:

          (a) Stating his reasonable belief whether the statements were prepared on the basis of generally accepted accounting principles and, if not, describing the basis of preparation; and

          (b) Describing any respects in which the statements were not prepared on a basis of accounting consistent with the statements prepared for the preceding year.


                                   ARTICLE XIV

                               GENERAL PROVISIONS

     Section 14.1 Amendment by Board of Directors or Shareholders.

     (1) The Board of Directors may amend or repeal these Bylaws unless:

          (a) The Articles of Incorporation or the IBCA reserve this power exclusively to the shareholders in whole or part, or

          (b) The shareholders in amending or repealing a particular Bylaw provide expressly that the Board of Directors may not amend or repeal that Bylaw.

     (2) The shareholders may amend or repeal these Bylaws even though the Bylaws may also be amended or repealed by the Board of Directors.

     Section 14.2 Interpretation; Severability. These Bylaws may contain any provision for managing the business and regulating the affairs of the corporation that is not inconsistent with law or the Articles of Incorporation. In the event any provision of these Bylaws is inconsistent with law or the Articles of Incorporation, such law or Articles of Incorporation shall govern. If any one or more of the provisions contained in these Bylaws, or any application thereof, shall be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein and any other application thereof shall not in any way be affected or impaired thereby. (Idaho Code ss.ss.30-1-206(2); 30-1-302(3)).

     Section 14.3 Fiscal Year. The fiscal year of the corporation shall begin on the _____ day of _______________ and end on the ____ day of ________________ in
each year.

     The foregoing Bylaws of R-Tec Holding, Inc., an Idaho corporation, were adopted by the Board of Directors of the corporation effective on the ____ day of ___________________, 1999.


                                               /s/
                                               -------------------------------
                                               Robert C. Montgomery, Secretary